Exhibit 99.2

知乎
Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2390

2025
Environmental, Social and Governance Report

AI

CONTENTS

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

ABOUT THIS REPORT

Report Overview

This is the 2025 Environmental, Social, and Governance ("ESG") Report of Zhihu Inc.. We hope that this report can convey our philosophy and management practices in ESG and promote understanding and communication with our stakeholders.

Report Scope

Unless otherwise specified, this report covers the information and data of Zhihu Inc. (the "Company") and its subsidiaries (collectively, the "Zhihu", the "Group" or the "we") from January 1, 2025 to December 31, 2025 (the "Reporting Period").

Report Preparation Principles

This report is issued pursuant to Appendix C2 Environmental, Social, and Governance Reporting Code (The "ESG Reporting Code") applicable for the Reporting Period as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). This report complies with the "comply or explain" provisions outlined in the ESG Reporting Code and is prepared following reporting principles such as materiality, quantitative, balance, and consistency, in a bid to fully reflect the Company's ESG management and performance during the Reporting Period.

- **"Materiality":** This report has comprehensively identified key stakeholders and ESG topics of their concern and has made disclosures on ESG matters based on the relative importance of these topics. This report is prepared based on the results of the materiality assessment. For details on the materiality assessment work, please refer to the subsequent sections "Stakeholder Communication" and "Materiality Assessment".

- **"Quantitative":** This report presents key performance indicators (KPIs) in respect of ESG in quantitative terms. The measurement criteria, methodology, assumptions, and/or calculation tools for the KPIs in this report, as well as the sources of conversion factors used, have been described where appropriate.

- **"Balance":** This report objectively discloses both positive and negative information to ensure that the content presents the Company's ESG performance during the Reporting Period in an unbiased way.

- **"Consistency":** Unless otherwise specified, the statistical criteria and methods used in this report are consistent with those of previous years. Unless otherwise indicated, the proprietary terms in this report are consistent with the definitions in Zhihu's 2025 annual report published on the same day as this ESG report.

Contact Us

We highly value the opinions of our stakeholders. This report is available in both Chinese and English for readers' reference. You may also obtain the electronic version of the report on Zhihu's Investor Relations website (https://ir.zhihu.com) or the website of the Stock Exchange (https://www.hkexnews.hk). For any comments or suggestions regarding our ESG governance, please contact us via email. We look forward to your valuable input.

Email: ir@zhihu.com
Phone: 86-10-8721-6603

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

MESSAGE FROM THE FOUNDER, CHAIRMAN AND CEO

On January 26, 2026, Zhihu marked its fifteenth anniversary. Since its launch in 2011, when the community's first question, "How to properly use Zhihu," opened a new chapter in knowledge sharing, Zhihu has grown into an important platform where people explore the world and seek answers, bringing together more than 80.3 million professional creators.

Over the course of this journey, we have come to appreciate that the sustainable development of an internet company is inseparable from three fundamentals: creating user value, fostering a strong corporate culture, and fulfilling social responsibility. These three elements reinforce one another and have defined Zhihu's development over the past fifteen years. They also remain the foundation that guides us as we look to the future and pursue long-term, steady growth.

We have always believed that Zhihu's value comes from each and every user. Over the past fifteen years, we have remained user-oriented, committed to protecting the value of creation and enhancing user experience, helping Zhihu become a leading platform for high-quality content and expert communities across the Chinese internet.

In 2025, during China's first National Science Popularization Month, Zhihu invited academicians Han Jisheng（韓濟生）, Pang Guofang（龐國芳）and Li Jianann（勵建安）, together with leading scientists and members of our creator community, to engage in dialogue and carry forward the spirit of scientific inquiry. We also partnered with research institutions to launch a series of science outreach initiatives, including our Science Season（科學季）, Science Open Mic（科學開放麥）and Yan Salon（鹽沙龍）. These initiatives brought together distinguished scholars, science experts and creators in diverse formats, helping the public better understand and engage with cutting-edge technologies, including AI, while connecting knowledge with the frontiers of science and the questions people face today.

In 2025, Zhihu also actively expanded industry collaboration. Through diverse formats such as online literature, film and television adaptations, short drama adaptations and AI-powered comic adaptations, we helped extend the reach of outstanding creators across the content value chain, enabling quality stories to reach a broader audience while creating more tangible returns for creators. At the same time, we worked with relevant authorities, partners and users to combat infringement, cyberbullying and other unlawful conduct, and to help foster a cleaner online environment.

We are encouraged to see the different ways in which value is created on Zhihu. Some people come here to find answers to practical problems. Some open new doors to knowledge and understanding. Others choose to question convention, uphold authenticity, and pursue truth and change.

Zhihu also seeks to connect knowledge with social care, bringing greater warmth and inclusiveness to the internet. In 2025, together with the Chinese Association for Mental Health, we launched the "Psychological Tuning Program," inviting 13 frontline psychologists and experts to participate in online roundtables and offline salon events, providing emotional support and mental health guidance to the public. We continued to improve accessibility within our community by inviting professional accessibility organizations and individuals to contribute to dedicated columns, helping make knowledge more accessible to all. We also supported rural revitalization by bringing together expertise, including agricultural economists, to provide intellectual support for rural industrial development and help turn knowledge into a lasting source of momentum for rural development.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Over the past fifteen years, Zhihu has consistently upheld a talent-first philosophy, fostering a diverse and inclusive workplace where every employee is encouraged to leverage their strengths and realize their potential.

As of the end of 2025, women represented 57% of our workforce. We have established dual career development pathways, comprising both management and professional tracks, to provide clear growth opportunities for employees across different functions. We also achieved 100% training coverage, with average training hours reaching 15.6 hours per employee. From ESG-focused training and information security compliance education to professional capability building and leadership development, we are committed to supporting the mutual growth of our employees and the Company.

Over the past fifteen years, Zhihu has embedded the community's spirit of seeking truth into its operations and management. We have established a "three lines of defense" risk management framework and strengthened our commitment to business ethics through digitalized monitoring and audit mechanisms, as well as end-to-end integrity controls. We have also built multiple communication channels, including the "Polaris Mailbox", our internal employee feedback channel, to ensure that every employee's voice can be heard and valued, enabling the Company to continue improving through reflection and optimization. More importantly, we encourage every employee to put our community culture into practice and to uphold "creating value for users" as a core working principle.

For the past fifteen years, Zhihu has also sought to lead by example in green development and to demonstrate corporate responsibility through concrete actions. In terms of green operations, we have promoted green office practices, achieved 100% waste sorting and 100% recovery and proper disposal of hazardous waste, and incorporated energy consumption indicators into the evaluation system for data center suppliers, as part of our practical efforts to support China's "dual carbon" goals. We have also actively applied AI technologies to improve operational efficiency, optimize costs, and provide users with more efficient services and experiences.

Fifteen years on, our original aspiration remains unwavering, and our efforts have never ceased. From the first line of code written at a free desk in Sanlitun to becoming a trusted Q&A community for hundreds of millions of users, Zhihu's fifteen-year journey has been one of growing together with our users, advancing alongside the industry, and putting the principles of sustainable development into practice. Standing at this new starting point, we are fully aware that the road ahead remains long, and that only through continued dedication can we move forward steadily.

Looking ahead, we will continue to stay true to our mission of To Empower People to Share Knowledge, Experience, and Insights, and to Find Their Own Answers. Together with our users and partners, we will continue to write the next chapter of a future that is warmer, more responsible and more sustainable, on the path of creating value through knowledge.

Yuan Zhou
Chairman, Founder and CEO

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

STATEMENT FROM THE BOARD

Zhihu has established a three-tier ESG governance structure to coordinate various departments in advancing ESG initiatives, ensuring resource investment and the effective implementation of ESG work. As the highest decision-making body for the Group's ESG matters, the Board of Directors (the "Board") is responsible for overseeing and managing ESG-related issues, bearing ultimate responsibility for the Group's ESG strategies and reporting, and monitoring ESG-related matters that may affect the Company's business or operations, shareholders, and other stakeholders. The Corporate Governance Committee, established under the Board, is primarily responsible for evaluating ESG risks relevant to the Group and ensuring the establishment of an appropriate and effective risk management and internal control system. In the process of overseeing Group strategies, major transaction decisions, risk management procedures, and related policies, the Committee fully considers the trade-off assessment of climate-related risks and opportunities; meanwhile, the Committee is also responsible for reporting the progress of relevant ESG targets to the Board and conducting periodic reviews.

Through regular meetings, the Corporate Governance Committee reviews and approves the Company's sustainability targets (including climate-related risks and opportunities targets). The ESG Working Group guides and monitors the development and implementation of the Company's ESG vision, strategy, and framework, reviews the Company's material ESG issues and key ESG risks and opportunities, monitors communication channels and methods with shareholders, and reviews the Company's ESG-related disclosures.

The Group attaches great importance to the suggestions and opinions of various stakeholders. We have established sufficient communication channels to engage with key stakeholders, and based on the results of such communications, we discuss and determine the Group's material ESG issues as well as potential climate-related risks, continuously improving ESG-related strategies, policies, and systems. During the reporting year, the Board approved the ESG material issues and passed the proposal regarding the adjustment of the materiality levels of various ESG issues to ensure the timeliness and rationality of the materiality matrix.

The Board and all directors guarantee that there are no false records, misleading statements, or material omissions in this report, and assume responsibility for the truthfulness, accuracy, and completeness of the report. This report provides a detailed disclosure of the progress and effectiveness of the Group's ESG work in 2025 and was reviewed and approved by the Board on April 17, 2026.

AWARDS AND HONORS

Awarded by the Beijing Municipal Committee of the Communist Party of China's Internet Enterprise Working Committee	"Move Forward, the Future Will Give You the Answer – A Special Feature Celebrating the 75th Anniversary of the Founding of the PRC" by the Cyberspace Administration of China.
Beijing's key internet-based Party building	"Excellent Award" in "Positive Energy Online Activities

Issued by the Cyberspace Administration of China in 2025	Issued by the Cyberspace Administration of China in 2025	Issued by Mai Mai
2024 Business Development Contribution Award	2024 Outstanding Platform for "Clean Internet" Action	"Employer of the Year" Award

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2025 PERFORMANCE HIGHLIGHTS

Co-creating Community Value

1,236 articles debunking rumors published, with a total of approximately **120,000** views.	Annual fraudulent interactions cleared was **3.053** million	Automatic identification and interception rate of fraud: **30**%
Achieved an advertising review and detection accuracy rate of **90**%	The revenue penetration rate among active creators has stabilized at a high level of over **70**%	Cumulative trademarks granted was **1,323**

Improving Service Quality and Delivering Responsible Products

Security testing before code construction achieved an accuracy rate of **90**%	The pass rate for all employees' cybersecurity and data security awareness training and assessment reached **99.96**%.	The year-on-year Net Promoter Score (NPS) for "Yanyan creators" increased by **47**%
Average satisfaction of core users was over **97**%	Obtained **Level 3 Certified Protection of Cybersecurity (MLPS 2.0)** **ISO/IEC 27701:2019 Privacy Information Management System certification** **ISO/IEC 27001:2022 Information Security Management System certification**	

Fostering a Positive and Supportive Workplace Environment

Female employees accounted for **57**% of our workforce	Total training hours for employees during the year was **27,955** hours	Fire drill participation rate was **84**%, and all staff passed the assessment.

Strengthening Responsible Governance

Female director accounted for **14**% of the Board of Directors.	**1,061** core and key suppliers have been included in standardized management practices.

Promoting Environmental Protection Awareness

The office building saved more than **380,000** kilowatt-hours of electricity compared to last year	Hazardous waste recovery and treatment rate was **100**%	Annual minimum PUE for offline business rooms: **1.16**
Established Scope 2 Greenhouse Gas (GHG) Emission Intensity targets	For the current year, Scope 2 greenhouse gas (GHG) emissions totaled **794** tonnes of CO_2 equivalent (tCO_2e), representing a year-on-year (YoY) decrease of **15**%	

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

SUSTAINABLE DEVELOPMENT MANAGEMENT

ESG Governance Structure

The Group firmly believes that excellent ESG governance capabilities are the key to long-term sustainability. To this end, we continuously optimize our ESG governance structure and institutional systems, striving to enhance governance effectiveness. We have established a three-tier governance system comprising the "Board of Directors – Corporate Governance Committee – ESG Working Group," with the Board serving as the highest responsible body. Through the Board's oversight and decision-making, the Corporate Governance Committee's overall management, and the ESG Working Group's implementation, we ensure that ESG concepts are deeply integrated into the Group's overall strategy and daily operations, comprehensively enhancing Zhihu's performance in the field of sustainable development.



Decision-making Level

- Acts as the Group's highest ESG oversight and decision-making body, bearing ultimate responsibility for ESG strategic targets
- Reviews, approves, and periodically reviews the Company's ESG vision, strategy, targets, and policies
- Reviews risks and materiality related to the Company's ESG matters, ensuring that material ESG risks are incorporated into the Group's risk management system.
- Oversees and reviews the Company's policies, management, performance, and progress toward targets related to ESG matters.

Management Level

- Evaluates and formulates the Company's ESG action plans and targets (including climate-related targets), coordinates resources to provide support for ESG initiatives, and guides and supports the implementation of ESG work.
- Identifies, determines, and assesses risks and materiality related to the Company's ESG matters.
- Oversees and manages the identification, reporting, and mitigation measures of climate-related risks.
- Reviews the annual ESG report and reports any material matters to the Board.

Executive level

- Carries out ESG-related practices, promotes the implementation of ESG matters, and integrates sustainable development into daily operations.
- Coordinates the preparation of the annual ESG report and stakeholder engagement work.
- Collects and reports ESG-related performance and indicators to the ESG team.
- Identifies and updates the Corporate Governance Committee on risks and opportunities, as well as feasible mitigation measures.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Stakeholder Communication

Following rigorous assessment and analysis, the Group identified six key stakeholders with a profound impact on the company's development. These stakeholders each have different concerns, and the Group has developed diverse communication channels and proactively taken action to address them. The table below details the concerns of each stakeholder, the communication channels the Group uses, and the corresponding response measures.

Key Stakeholders	Concerns and Expectations	Key Communication Channels	Main Responses
User	• High-quality products and services • Data and information security • Privacy protection • Intellectual property protection	• Platform service • Feedback and communication • Social media interaction	• Optimizing product experience and service technology • Standardize copyright protection • Continuously enhancing information security management • Commitment to product responsibility • Responsible marketing
Employee	• Employee rights and benefits • Employee training and development • Employee health and safety • Equality and diversity	• Internal employee online communication platform • Performance evaluation • Dedicated feedback email for the company • Internal communication sessions	• Conducting team building and employee care activities • Developing a competitive compensation system and welfare protection mechanism • Strengthening occupational health and safety management • Organizing employee training and continuously improving the training system
Stakeholder and Investors	• Timely and accurate disclosure • Sustained and robust business development • Corporate governance and risk management	• Regular reports and announcements • Shareholders' meeting • Investor relations website • Communicating with investors via emails and meetings	• Optimizing internal control and internal audit capabilities • Strengthening information disclosure • Achieving steady growth in business performance and enhancing sustainable profitability
Suppliers and Partners	• Stable and efficient supply • Long-term, win-win cooperation • Fair competition	• On-site inspections and engagement visits • Industry conferences • Supplier management standards • Supplier performance management system • Procurement system	• Participating in industry activities to promote industry development • Improving supply chain management mechanisms • Implementing digital management to promote efficient, transparent, and standardized cooperation
Government and Regulators	• Compliance with laws and regulations • Healthy competition in the industry • Emphasis on environmental protection and information security	• Project collaboration • Information disclosure • Policy consultation • Regulatory supervision • Regulatory agency training • Official visits	• Compliance with the code of business conduct • Optimizing internal control and compliance management • Enhancing anti-corruption management • Promoting green environmental protection concepts
Community and Non-governmental Organizations	• Corporate social responsibility • Community security • Promotion of economic and social development • Industry cooperation and empowerment	• Public service projects • Social media • Company website • Community activities	• Contributing to rural revitalization and equitable education • Continuously strengthening cybersecurity governance • Fostering functional innovations in technological and teaching products • Leveraging platform advantages to promote positive energy

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Materiality Assessment

The assessment of materiality issues helps Zhihu identify risks and opportunities related to sustainable development, specify areas for improvement, and enhance the transparency of this report, sharing the Group's progress in sustainable development with stakeholders. During the Reporting Period, we used online questionnaires to understand the concerns of stakeholders. The process of assessing materiality issues mainly consists of four steps: review, identification, confirmation, and examination.

Review past results	In alignment with our strategic direction, we reviewed the results of the previous year's materiality assessment to ensure they remain consistent with the Group's current development status and strategic goals, while conducting peer benchmarking. Simultaneously, we added and integrated material issues for the current year based on the latest authoritative sustainability standards, such as the ESG Reporting Code and the Global Reporting Initiative standards. In this year's materiality assessment, the Group identified and determined 23 material issues, comprising 4 environmental issues, 16 social issues, 3 governance issues.
Identify ESG topics	The Group invited various key stakeholders and representatives from the Group's management to participate in online surveys. Through a scoring system, we collected their perspectives on potential material issues and determined the significance of the screened material issues. These issues are categorized into three levels: highly important issues, moderately important issues, and generally important issues.
Confirm the importance level	We constructed a materiality matrix based on two dimensions: "Importance to Zhihu" and "Importance to Stakeholders." Highly material issues were prioritized based on the scores to confirm the significance of each ESG issue.
Verify assessment results	The ESG Working Group reviewed the results of the materiality assessment, which were subsequently submitted to the Board for approval.

Zhihu Materiality Assessment Results



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Highly Important	Moderately Important	Generally Important
20 Information Security and Privacy Protection	**21** Anti-Corruption and Business Ethics	**16** Responsible Supply Chain
12 Creator Incentives	**17** Responsible Marketing	**9** Engagement in Social Welfare
13 Building High-Quality Community	**5** Employee Health and Safety	**10** Rural Revitalization
14 Product and Technology Innovation	**7** Employee Diversity and Equality	**2** Energy and Resource Management
11 Intellectual Property Protection	**6** Employee Rights and Benefits	**3** Waste Management
15 AI Ethics	**8** Employee Training and Development	**1** Addressing climate change
18 User Experience and Services		**4** Greenhouse gas emissions
19 Digital Inclusion		
22 ESG Governance		
23 Compliance and Risk Management		

ESG Strategic Objectives

Among the list of material issues identified through our assessment, "Information Security and Privacy Protection," "Creator Incentives," and " Building High-Quality Community" emerged as the top three core material topics. To effectively manage these key areas, the Group has established corresponding management objectives and risk prevention and control mechanisms designed to respond proactively to stakeholder concerns. By strengthening the oversight of significant risks, we are committed to fostering a more robust operating environment and ensuring the long-term sustainable operation of our business.

Information Security and Privacy Protection

As a leading interactive media enterprise, information security and privacy protection serve as the cornerstone of Zhihu's steady development. We are dedicated to comprehensively strengthening data security management by continuously refining our management mechanisms and upgrading technical safeguards, creating a safe and reliable platform environment for our users. The Group is acutely aware that leakage risks arising from security vulnerabilities or lagging system technologies can directly lead to user attrition and damage to brand reputation. Consequently, we have established a rigorous risk control system, set the following security and privacy management targets, and implemented dynamic monitoring to ensure all risks remain within controllable limits, thereby fortifying our corporate compliance defense.

2026 Targets:

- Achieve 100% coverage of information security and privacy protection policies across all products and business lines.

- Maintain a 100% pass rate for information security and privacy-related examinations among new employees.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Annual Achievements:

- Successfully obtained the Level 3 Multi-Level Protection Scheme (MLPS) certification for network security and the ISO/IEC 27001:2022 Information Security Management System certification.

- Organized 3 information security and privacy training sessions for new employees this year, achieving a 100% examination pass rate.

- Conducted 4 cybersecurity awareness campaigns.

Creator Incentives

As a high-quality Q&A community and original content platform, exceptional creators are the core drivers of Zhihu's intellectual vitality. We are committed to optimizing the creator experience and assisting them in reaching their goals at various growth stages to continuously enhance community engagement. The Group recognizes that without effective official incentives or commercial revenue-sharing models, creators may migrate to competing platforms, resulting in the loss of core assets. Furthermore, a decline in the motivation for deep original content would undermine the "high-quality Q&A" brand identity, leading to a drop in user activity and retention. To this end, we have set clear creator incentive targets and implemented close monitoring to ensure the continued growth of our ecosystem's prosperity and brand value:

2026 Targets:

- Ensure the stability of top-tier and mid-tier creators and maintain their sense of belonging to the platform.

- Regularly monitor the Creator Net Promoter Score (NPS) to conduct in-depth evaluations of the user experience.

- Ensure the stability of the creator compensation system and structure.

Annual Achievements:

- The revenue penetration rate among active high-tier creators has stabilized at a high level of over 70%.

- The overall community Creator NPS increased by more than 20% compared to the same period last year.

- Optimized the creator revenue structure this year while actively expanding diversified monetization channels for creators.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Building High-Quality Community

Content ecosystem governance is directly linked to user experience and platform reputation. The Group is committed to ensuring the safety and health of community content through technological innovation and rigorous management, aiming to mitigate operational risks and reduce regulatory penalties. We are fully aware that if harmful information–such as cyberbullying, rumors, or pornographic fraud–is not effectively contained, it will not only cause significant negative social impact but also lead to user loss and severe regulatory sanctions, undermining the platform's foundation. Accordingly, we have set clear governance targets and implemented dynamic monitoring to fortify our high-quality community defenses and ensure the long-term healthy development of our ecosystem.

2026 Targets:

- Ensure the seamless execution of the "AI Identification + Manual Review" mechanism.

- Regularly monitor and update anti-fraud risk control models.

- Ensure comprehensive account detection capabilities.

Annual Achievements:

- Effectively identified "human-powered crowdsourcing" (click-farming) violations through the "AI Identification + Manual Review" mechanism, achieving a 90% identification coverage rate this year.

- Independently developed 5 anti-fraud risk control models, successfully identifying and intercepting 30% of fraudulent activities automatically.

- Disposed of a total of 387,000 non-compliant and cheating accounts throughout the year.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

01 CREATING COMMUNITY VALUE

As a leading online content community, Zhihu fosters a vibrant content ecosystem and an inclusive community atmosphere through the collaboration of users and the platform. We continuously upgrade our governance mechanisms to create a friendly and healthy community environment; establish a rigorous advertising review system to build a trustworthy community; and support high-quality creators and protect intellectual property rights to build an innovative and dynamic community. Simultaneously, we continuously enhance our R&D capabilities, empowering the construction of intelligent communities based on improved AI ethical standards, and comprehensively ensuring the prosperity and security of the community.

Aligning with the United Nations Sustainable Development Goals:

   

1.1 Co-building a Robust Content Governance Ecosystem and Fostering an Amicable Community

Zhihu regards compliant operations as the cornerstone of its development. We strictly abide by and implement laws, regulations, and administrative provisions, including the *Cybersecurity Law of the People's Republic of China*, the *Civil Code of the People's Republic of China*, the *Administrative Measures on Internet Information Services*, the *Measures for the Labeling of AI-Generated Synthetic Content*, the *Provisions on the Governance of the Network Information Content Ecosystem*, the *Administrative Provisions on the Account Information of Internet Users*, the *Administrative Provisions on the Information Services of Internet Users' Public Accounts*, and the *Administrative Provisions on Network Audio-Video Information Services*. On this basis, we have established internal normative documents such as the *Community Announcement on Governing Non-compliant Content Creation via Misuse of AIGC* and the *Zhihu Guide to Preventing Cyberbullying*. These ensure that our business operations fully align with national regulatory standards, effectively mitigate legal and compliance risks, and build a standardized, professional content review and management system.

Furthermore, we have implemented community policies such as the *Zhihu Agreement* and *Zhihu Community Guidelines* to protect the legitimate rights and interests of users and ensure a high-quality interactive experience. By fostering a premium atmosphere for community discussion, we not only consolidate brand credibility and user stickiness but also lay a solid foundation for the platform's long-term sustainable development.

Content Governance Process

Zhihu maintains a zero-tolerance policy toward any violations or behaviors that disrupt community harmony. To this end, we have assembled a professional community management team and established a dual mechanism of "AI Identification + Manual Review." By utilizing multi-dimensional detection technologies for images, text, and video– alongside continuously optimized identification models and manual inspections–we ensure comprehensive governance coverage. Our review process spans the entire lifecycle, from account registration and content publishing to feedback and reporting. Through the iterative upgrading of platform governance products and functions, we continuously optimize our review mechanisms to ensure the precise interception of various risks. We are committed to safeguarding the safety and health of community content through technological innovation and rigorous management, creating an amicable online environment.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Account Registration	***Optimizing Account Detection Capabilities*** This year, Zhihu focused on enhancing its account detection capabilities. We established a professional account security team to conduct comprehensive monitoring of the registration process. Through rigorous scanning of device resources, the system effectively identifies and intercepts "automated bot" accounts. Simultaneously, we continuously track abnormal behaviors during registration, login, modification of binding information, and daily activity to flag potential risks. For extremely high-risk accounts, we implement direct banning measures to block the intrusion of "black-market industries" at the source. ***Governance of Non-compliant Accounts*** We utilize intelligent identification and manual review mechanisms to effectively identify violations, particularly "human-powered crowdsourcing" (click-farming) activities that possess high levels of concealment; our identification coverage rate has now reached 90%. For key and serious violators suspected of fraud, we use big data to analyze interaction patterns. Once extreme anomalies in interaction volume are detected, we immediately execute handling measures against the account to crack down on malicious fraudulent activities within the platform.
Pre-publishing	***Pre-screening Mechanism*** Before content is officially published, we implement a strict pre-screening mechanism. If content is detected as harmful or non-compliant, the system intercepts and deletes it directly. We employ a dual "AI Identification + Manual Review" mechanism to ensure all content first passes through machine screening. AI utilizes Natural Language Processing (NLP) and image recognition technologies to conduct real-time screening for non-compliant expressions such as sensitive words, pornography, violence, or politically sensitive expressions within the text. For content flagged by AI as high-risk, we initiate a manual re-examination process. Dedicated reviewers perform in-depth judgments based on contextual settings to effectively reduce the machine's false-positive rate. We set strict Key Performance Indicator (KPIs) for manual review, covering the two dimensions of "work output" and "work quality," ensuring judgmental accuracy without compromising the user's posting experience. For behaviors and content confirmed to be in violation, we apply the highest level of penalties to eliminate potential subsequent harm at the source and fully safeguard platform content security.

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Post-publishing	***Audit and Inspection Team*** Zhihu maintains a professional inspection team to conduct regular audits. Using AI technology, we periodically scan the full volume of production data within the site and categorize it by content status. This allows us to precisely detect any existing illegal or non-compliant content and strictly handle in accordance with relevant regulations. To continuously improve identification efficiency, we perform regular manual calibrations and update our violation database to optimize the accuracy of the intelligent system. Additionally, the team conducts specialized manual inspections targeting complex and subtle violations. This dual-track model effectively combats various "variant" violations, ensuring the platform environment remains healthy and safe amidst dynamic changes.
User Feedback and Reporting	***Transparent and Diversified Feedback Mechanisms*** We have established transparent and diversified feedback mechanisms, including "Zhihu Assistant," online customer service, hotlines, and specialized reporting areas, allowing users to supervise community content through multiple channels. We continuously optimize the reporting experience by providing quick-access entries, diversified guidance, and transparent displays of review progress. By expanding the list of reporting reasons, we ensure users can provide precise feedback and track progress in real-time. Furthermore, we have refined the processing mechanism for reporting harmful information, implementing a communication closed-loop of "online acceptance, manual classification and handling, and timely response" to ensure every request is properly handled and addressed. ***Internal Mechanism Optimization*** Upon receiving a report and confirming its authenticity, we initiate a self-inspection procedure. By conducting in-depth analyses of violation cases, we continuously iterate and upgrade audit principles and review models, with targeted optimization of submission review rules. This rolling correction process based on user feedback ensures the platform can respond rapidly to emerging violation trends and improve the precision of content filtering. ***Community Co-governance*** Zhihu has established a "Community Co-construction" zone, allowing users to proactively initiate and participate in dispute review procedures. We have also implemented a "Public Arbitrator" (Crowdsourced Moderator) system, inviting users to participate in platform governance. For controversial comments or answers, Public Arbitrators independently read the content and, considering the context and community rules, cast votes for "Violation," "No Violation," or "Abstain." Final decisions on content removal or penalties are based on the majority opinion. Through this mechanism, we achieve user-led co-governance and jointly maintain a harmonious community environment.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Optimization of Audit and Governance Functions

To strengthen positive guidance for controversial content within the platform, we developed and launched several product features during the year to continuously optimize our content review mechanisms. These initiatives aim to further enhance audit efficiency, accuracy, and user experience. During the Reporting Period, community governance focused on the governance of misinformation, combating cyberbullying, managing Internet trolls and anti-cheating, preventing illegal and non-compliant content, AIGC (AI-Generated Content) governance, and anti-fraud measures. Through technological upgrades and strategic iterations, we achieved significant results across various specialized fields, building a comprehensive defense line for community safety.

Governance Area	Governance Mechanisms & Functional Optimizations	Governance Results
Prevention of Misinformation	➢ Utilized AI technology for preliminary screening and established specialized databases for easily identifiable false information to achieve proactive identification and suppression; ➢ Regularly invited professionals from relevant fields to calibrate AI-identified content, reducing potential "hallucinations" in the AI identification process and ensuring technical precision; ➢ Commissioned professionals to conduct in-depth manual reviews for complex, ambiguous, or controversial misinformation; ➢ Launched "Content Source" and "Creation Declaration" features to help users judge the authenticity and timeliness of content; ➢ Established a "Fact-Checking Zone" and "Today's Fact-Check" column to strictly govern misinformation through official accounts, rumor databases, and regular public disclosures.	➢ Average daily alerts for false information: **60** ➢ **1,236** articles debunking rumors published, with a total of approximately **120,000** views.
Combating Cyberbullying	➢ Used AI to identify content likely to trigger extreme polarization and strengthened audits of keywords prone to causing confrontation. Prevented the escalation of disputes through moderate traffic control and "unfriendly comment" pop-up reminders, reducing the risk of cyberbullying at the source; ➢ The system automatically identifies accounts with a history of extreme comments or malicious tendencies, placing them on a key monitoring list. Severe penalties are executed for persistent violations; ➢ Developed a "One-Click Protection" feature, allowing users to activate a proactive defense mode; ➢ Conducted regular specialized governance and advocacy campaigns against cyberbullying.	➢ Daily average users activating One-Click Protection: **227** ➢ Daily average comment blocking reminders: **2,444** ➢ Daily average handling of unfriendly information: **494** ➢ Daily average account penalties: **21**

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Governance Area	Governance Mechanisms & Functional Optimizations	Governance Results
Internet Trolls and Anti-Cheating	➤ If "like-farming" by internet trolls is detected, the system restricts recommendation rights and trending status while revoking all fraudulent data. For "follower-farming," fraudulent follower counts are deducted directly to ensure data integrity; ➤ Utilized AI for real-time monitoring of high-risk accounts with mechanical characteristics. For abnormal behaviors like mass private messaging, the system flags the account first, followed by decisive actions of banning or freezing if violations continue; ➤ Proactively conducted penetration and server testing with "internet trolls" providers, optimizing identification algorithms through reverse engineering to enhance coverage and combat capabilities against illicit industries.	➤ Annual fraudulent interactions cleared: **3.053** million ➤ Annual non-compliant recruitment content for internet trolls handled: **22,000** ➤ Annual internet trolls accounts penalized: **52,000** ➤ Annual cheating/fraudulent accounts penalized: **387,000**
Illegal & Non-compliant Content Governance	➤ Implemented a "Front-loaded Defense" strategy by establishing detection mechanisms at the front-end of content publishing to intercept risks and control traffic before they spread, blocking the spread of non-compliant content at the source; ➤ On a technical level, implemented encrypted signatures and system hardening to prevent illicit actors from bypassing front-end interfaces to call APIs directly for malicious operations; ➤ Strictly limited the volume of content production per account (e.g., lowering the post limit for registered accounts from 50 to 20) to curb large-scale "spamming" by automated scripts.	➤ Annual spam registration accounts identified: **662,000** ➤ Daily average malicious login attempts blocked: **1,400** ➤ Annual illegal/non-compliant content disposed: **2.657** million ➤ Annual non-compliant accounts penalized: **141,000**
AIGC Governance	➤ As a high-quality Q&A community, Zhihu encourages users to share personal perspectives. We position AI as a tool to assist creation rather than a source to replace thinking, and we strive to limit low-quality AIGC to ensure the depth and value of platform information; ➤ Provided a "Content Labeling" feature, requiring users to tag any content utilizing AIGC; ➤ The system continuously tracks user posting and commenting records to precisely identify "Low-quality AI-generated content" If an account is detected as overly reliant on generative tools for low-quality output, the platform issues warnings and takes appropriate action.	➤ Daily average non-compliant AI content blocked: **16,000** ➤ Daily average non-compliant users penalized: **300**

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Governance Area	Governance Mechanisms & Functional Optimizations	Governance Results
Anti-Fraud Governance	➢ Established professional anti-fraud risk models to identify keywords used by fraud syndicates, combined with user profiling for deep risk analysis. High-risk content triggers automatic interception and safety "bubble" reminders in private messages; ➢ Included vulnerable groups, such as those with a history of being defrauded or the elderly, in a "Vulnerable User List" for prioritized protection; ➢ Executed direct control and enforcement measures against accounts engaged in long-term high-risk activities; ➢ Strictly limited strangers to sending only one private message to effectively block large-scale phishing at the source; ➢ Maintained close coordination with the National Anti-Fraud Center, reporting de-identified potential victim information for official early warnings; ➢ Conducted regular anti-fraud advocacy through open-screen ads, educational videos, and specialized articles to enhance user vigilance.	➢ **5** Self-developed anti-fraud risk models ➢ Automatic identification and interception rate of fraud: **30**% ➢ Daily average proactive reach to potential victims: **2,500** ➢ Fraud message interception rate in private message scenarios: **100**% ➢ Estimated blocked fraud amount: approx. **18** million RMB

✎ Case: Anti-Doxing Technical Working Group

In August 2025, Zhihu, in collaboration with several internet enterprises, law firms, and media outlets, established the Anti-Doxing Technical Working Group under the CCIA Data Security Working Committee. The working group aims to establish an industry self-regulation and collaboration mechanism, pooling resources to crack down on illegal activities such as "doxing" (unauthorized disclosure of personal information). The group will advance governance by formulating technical standards, building linked disposal mechanisms, publishing typical case studies, and other initiatives. We emphasize the deep synergy between technical means, corporate responsibility, and media supervision to systematically address cyberbullying and privacy infringement, striving to build a safe and clean internet ecosystem.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.2 Building a Healthy Advertising Ecosystem and Establishing a Community of Integrity

To deepen the development of a community of integrity, Zhihu continuously promotes a healthy and orderly commercial ecosystem. We strictly comply with the Advertisement Law of the People's Republic of China, the Administrative Measures for Internet Advertising, the Law of the People's Republic of China Against Unfair Competition, and other relevant laws and regulations. By establishing rigorous advertising review mechanisms and a comprehensive compliance management system, we strictly verify the authenticity and accuracy of advertising information, effectively safeguarding the legitimate rights and interests of our users and partners.

Process Control

Zhihu implements a "Triple Audit" mechanism, establishing a comprehensive management system covering the pre-launch, mid-launch, and post-launch stages of advertising. We perform reviews rigorously in accordance with institutional requirements, aiming to strengthen risk prevention and control throughout the entire process and ensure a high level of compliance for all advertising content.

AI Inspection System Detection Accuracy: Approx. **88**%	Combined Manual Review and Rule-based Filtering Accuracy: Approx. **90**%

Advertising Violation Penalty Mechanism

Zhihu has established a robust advertising safety evaluation and graded disposal mechanism. For non-compliant materials reported by users, we implement graded governance based on risk levels and categories to ensure the stable operation of our advertising business. Furthermore, our community management team collaboratively handles complaints regarding improper or illegal mobile advertisements. Through a comprehensive monitoring and disciplinary system, we effectively maintain the health of the platform ecosystem.

Violation level	Violation Category	Disciplinary Actions
Level 1 Violation	The promotional materials contain content that does not match the reported content and are suspected of infringement or plagiarism.	**Warning:** Issue an electronic written warning notice and require rectification within a specified timeframe. **Suspension of New Ad Review:** The review of new ad creatives from violating advertisers will be suspended until they comply with regulations.
Level 2 Violation	Maliciously altering landing page content that violates Zhihu's advertising guidelines and industry regulations after approval, and repeatedly violating Zhihu's review rules, etc.	**Ad Takedown:** Remove the advertiser's noncompliant advertisements. Advertisers will be penalized based on the severity and frequency of the violations.
Level 3 Violation	Landing page content suspected of serious illegality, promotional pages or Apps containing Trojan viruses, etc.	**Account Suspension:** After an advertiser's account is suspended, they will be blacklisted, restricting future account registration and opening, and legal action will be taken.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.3 Incentivizing Creation and Building a Vibrant Community

Zhihu consistently adheres to a "Creator-First" core strategy, continuously optimizing the community ecosystem by deepening professional discussions and supporting high-quality native creators. We have successfully constructed a "Creator-Content-User" positive feedback flywheel, which stimulates creative potential while driving the continuous emergence of premium content. This has not only significantly enhanced creator activity but also further strengthened users' sense of identity and belonging within the community.

Creator Platform Operational Support System

We have built a comprehensive content operations support system to provide creators with tailored, personalized growth paths. Leveraging the deep and extensive functions of our creation platform, we ensure a superior creator experience. Meanwhile, by drawing on Zhihu's robust brand influence, we assist creators in achieving their goals at different growth stages, continuously boosting the overall vitality of the community.

Creative Training System: We are committed to building a professional learning and growth platform for creators. The "Creator Academy" utilizes text and video courses to help creators establish a fundamental understanding of the platform ecosystem and general creative knowledge. The "Creative Training Camp" implements granular training strategies based on creator segmentation, offering stronger domain specificity and skill focus. The training camp covers basic entry, advanced training, and graduation-level integration, providing differentiated courses across more than ten vertical fields. Through instruction, traffic support, and community guidance, we help creators master content creation, account operations, and commercial monetization techniques, guiding them toward suitable vertical fields to comprehensively enhance content quality.

Zhihu Creation Center: The platform has established the "Zhihu Creation Center" to provide creators with all-around content management tools, including in-depth data analysis functions such as content analytics and follower profiling. To stimulate creative motivation, the center features daily tasks like the "Ring Challenge," encouraging creators to post answers or idea-based contributions daily. Additionally, we periodically launch various topical creation invitations, such as the "Creation Check-in Challenge." Through clear objectives and attractive incentive mechanisms, we guide users toward deep engagement and the habit of continuous creation, ensuring a steady stream of high-quality content.

Content Distribution Mechanism: By increasing the weight of positive engagement behaviors–such as following, sharing, and collecting–we have effectively enhanced user expectations for quality content and increased interaction with professional creators. To this end, we continued the "Haiyan Plan 6.0" this year, inviting professional and active users from various fields to serve as "Navigators." This mechanism prioritizes the identification of high-quality content and accurately matches it with interested users, helping quality content break through "information cocoons." Combining manual review with algorithmic verification, we dynamically adjust the scope of content distribution and continuously calibrate algorithmic models based on Navigator feedback. The plan also utilizes a robust honors system to incentivize creators to maintain professional contributions, building a virtuous cycle for the content ecosystem.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Comprehensive Empowerment of Creators

Zhihu's content creators are the wellspring of the community's high-quality content. We continuously optimize creator service measures to empower creation from all angles, helping creators transform ideas into high-quality content and co-build a healthy ecosystem. We empower creators and stimulate their inspiration across four dimensions: economic incentives, enhancing honor and identity, strengthening creator exchange, and empowering creative inspiration.

Empowering Creative Inspiration: We are dedicated to deepening content development in vertical domain, meticulously crafting diverse activity scenarios such as "Personal Answer," "Zhihu Roundtable," and "Internet Disruptors." By partnering with top contributors, industry experts, and celebrities, we facilitate in-depth dialogues and insight sharing within professional domains. We encourage professional users to leverage their deep knowledge reserves and practical experience to output professional insights through the collision of ideas. This deep interaction not only contributes high-quality content to the community but also sparks new inspiration for creators, achieving a virtuous cycle of content production.

Creator Economic Incentives: Zhihu is committed to deepening the "Creator-First" philosophy. By establishing a comprehensive revenue system, we have opened multi-dimensional monetization paths for content creators. This year, we further optimized the creator revenue structure, maintaining platform support while actively expanding diversified monetization channels for creators.

Deepening Inclusive Mechanisms and Expanding Beneficiaries: In 2025, the platform continued to increase support for high-quality content. Total revenue from core subsidy projects achieved a significant year-on-year (YoY) increase of nearly 70%. Thanks to the extension of subsidies to multiple formats such as images, text, and idea-based contributions, the number of creators receiving these subsidies saw double-digit growth, and the average subsidy per creator increased by over 40% YoY. This fully reflects the platform's firm commitment to feeding back into the content ecosystem and sharing benefits with creators.

Broadening Diversified Income Channels and Flourishing the Creator Economy: We actively explore customer-to-customer business models to reduce creator reliance on single-platform subsidies. In 2025, revenue generated by creators through user appreciation mechanism showed exponential growth, with total earnings surging over 200% YoY. Furthermore, since the launch of "Paid Columns" at the end of 2024, we have successfully helped hundreds of elite creators monetize their content, further broadening independent income generation paths.

Balancing Core Empowerment with Ecosystem Equity: Zhihu attaches great importance to the retention and development of backbone creators. In 2025, commercial empowerment for core creators yielded significant results, with the revenue penetration rate among active creators stabilizing at a high level of over 70%. Simultaneously, the platform's revenue mechanism effectively benefited the broader "mid-tier" creator groups, ensuring the breadth and fairness of revenue distribution across different tiers.

Strengthening Creator Exchange: We have established an honors system consisting of "New Knowledge Contributors," "Excellent Contributors," and the "Zhi-Power List," selecting top-tier, high-quality, and high-potential creators across various fields on an annual, quarterly, and monthly basis. This helps them improve interaction metrics and stimulates creative motivation. Additionally, the platform established the "Creator Salon," an offline platform for deep exchange. Through a "Keynote Sharing + Roundtable Discussion + Cross-domain Interaction" model, it builds a bridge for knowledge collision and social connection between creators and users. By gathering high-quality creators from various fields, we have not only increased their creative activity and influence but also significantly enhanced their sense of community belonging.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

✎ Case: "Developers' Recharge Night" Offline Exchange Event

In July 2025, Zhihu held the "Developers' Recharge Night" Salon, gathering dozens of AI developers. Using an "Open Mic" format, they transformed cutting-edge thinking into vivid sharing, presenting a brilliant interaction where "technology meets humanity." The relaxed atmosphere broke the rigid format of traditional forums. Experts from vertical fields such as robotics, software development, and healthcare shared practical AI applications and forward-looking insights. This cross-industry collision of perspectives made "Recharge Night" not just a place for technical exchange, but a space for developers to draw creative inspiration and mental energy, effectively promoting deep connections among professional creators.



Enhancing Honor and Identity: This year, we implemented the "Navigator Program" as a core module of " Haiyan Plan 6.0," selecting high-quality users through an invitation-only system to become "Navigators" and granting them various priority benefits. In addition to content recommendation weighting, Navigators enjoy beta-testing privileges for new features, priority participation in exclusive events like the "Navigator Year-end Gathering," and exclusive badges on their profile pages. This not only enhances the Navigators' sense of honor and community identity but also allows other creators to intuitively perceive the benefits of becoming a Navigator, thereby incentivizing more users to invest in creation and strive for this status.

✎ Case: Navigator Year-end Gathering

Initiated by the "Navigator Office," we invited over 50 Zhihu Navigators to Beijing this year for an exclusive year-end gathering. During the event, eight Navigators presented their "2025 Interest Slices," covering cultural insights, AI trends, and personal growth. Each share condensed deep inquiry and sincerity. In the "Energy Drift Gift" exchange session, Navigators connected through random gift-giving, creating many lasting memories. Such activities not only significantly enhance high-quality users' community identity but also allow creators to inspire one another, learning from each other's styles and methods to further unlock creative potential.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.4 Technological Innovation for a Smart Community

With the rapid rise of Large Language Models (LLMs), industries and society are facing unprecedented opportunities. We actively embrace change, launching the AI search product "Zhihu Zhida" and the "Zhihaitu AI" large model to provide users and creators with brand-new productivity tools. By continuously strengthening our R&D capabilities, we empower community products and services while committing to the refinement of AI ethical standards to build a safe and efficient smart community.

Zhihu Zhida: Technology-Driven and User Experience Upgrades

"Zhihu Zhida" is an innovative product combining LLM technology with high-quality community content. Centered around 80.3 million experts and creators across various fields and supported by a knowledge base of over 50 million professional documents, it provides users with reliable information. The model integrates the "Full-capacity" version of DeepSeek, significantly enhancing logical reasoning capabilities and adding depth to the processing of complex questions.

To meet diverse usage needs, the product added "Smart Thinking" and "Deep Thinking" modes this year to complement the original "Quick Answer" mode. "Smart Thinking" accurately parses user intent to understand the core of a question before answering; "Deep Thinking" integrates the DeepSeek R1 model, ensuring more accurate and high-quality search and generation of results through enhanced reasoning, allowing users to switch flexibly based on task complexity.

We are also committed to optimizing user experience through continuous technical upgrades and review mechanisms. The platform features a dedicated feedback window to collect and improve interface and functional issues; for high-impact anomalies, a comprehensive intervention mechanism is in place. Negative user feedback is incorporated into our case library as a core reference for subsequent model iterations, ensuring steady performance improvements through a continuous optimization loop.

Improving Information Channels and Source Quality

"Zhihu Zhida" is dedicated to optimizing the dimensions of information acquisition, allowing users to precisely specify diverse sources, including web-wide searches, local file uploads, Zhihu creator data citations, and personal knowledge bases.

Web-wide Resource Retrieval: The system integrates Zhihu curated content, Chinese and English paper databases, personal knowledge bases, and favorites to achieve deep aggregation of quality content. To ensure the authority of information sources, we established an "Authority Assessment Mechanism" within the community, using a voting mechanism to label content levels, prioritizing accurate and clear information while filtering out low-authority misinformation.

Local File Upload: The system supports multiple formats including PDF, Markdown, and Txt. Users can quickly extract key information through "Insight Discovery" or "Timeline" functions without manual typing.

Zhihu Creator Data Citation: Through the "@" symbol shortcut citation feature, users can easily call up the entire body of work of a specific creator, significantly improving operational efficiency.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Personal Knowledge Base: This year, we launched the Personal Knowledge Base and further strengthened knowledge management capabilities. It supports diverse content formats, including web clipping, RSS subscriptions, and Zhihu favorites. Users can preset common commands and focus on specific files for Q&A through citations and "@" operations, minimizing AI hallucinations. When processing complex project data, Zhihu Zhida can first parse user intent, read and filter valuable content fragments page by page, and then generate logically clear and detailed professional creations. Coupled with the new "Quick Preview" function, the knowledge base optimizes the reading experience and makes knowledge acquisition and content production more efficient.

✎ Case: Zhihu Zhida"Brand Refresh" to Strengthen AI-Community Connection

This year, "Zhihu Zhida" underwent a major upgrade aimed at deeply linking AI algorithms with the community's "professional creators," further strengthening Zhihu's source advantage of "professional people creating professional content." This upgrade focused on three dimensions and updated six core functions, not only optimizing user experience but also significantly reducing AI hallucinations and improving content professionalism and credibility.

Strengthening Community Connection
Precise Traceability to Creators: Strengthens the link between source cards and search results, prominently displaying creators' professional backgrounds. This provides high-quality corpora for the LLM while simultaneously boosting creator reputation and exposure.
Creator Knowledge Base & Collaboration: Treats each contributor as an independent knowledge base, supporting deep Q&A and analysis of specific creator content. Users can cite public creations, specify data sources, and share/subscribe to personal knowledge bases.

Optimizing User Experience
Fusion of General & Professional Search: Integrates all knowledge bases to support one-click professional answers. This lowers the barrier to entry and features a modern visual design with a concise interface.
Precise Questioning & Smart Source Selection: The system defaults to the most suitable information source while giving users high autonomy to focus on specific files, references, or personal knowledge base content via citations.

Enhancing Professionalism
Flexible Combination of Information Sources: Users can combine search scopes as needed, covering the entire web, Zhihu community, academic papers, and personal knowledge bases for comprehensive retrieval.
Personal Knowledge Base Expansion: Individual storage capacity was upgraded from 1GB to 5GB to meet the needs of users storing more professional literature and data.



Accurately tracing back to the creator



Precise Questioning and Intelligent Source Selection

Comprehensive information sources can be freely combined

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

AI Ethics

Zhihu recognizes that AI ethics is the cornerstone of building a future smart society. In our AI ethics governance system, we focus on five key dimensions: Explainability, Fairness, Robustness, Transparency, and Privacy Protection. We deeply integrate ethical norms into model training, product R&D, and application practices, striving to build a safe, responsible, and ethically sound digital trust system.

- At the underlying model stage, we implement rigorous engineering measures during training, optimization, and prediction to ensure model outputs are highly aligned with human values, preventing potential risks at the source.

- At the product R&D stage, Zhihu has established a comprehensive AI product review system, covering technological ethics reviews and legal compliance assessments. A dedicated team monitors the full lifecycle– including R&D, testing and launch. Additionally, we introduced a "Risk User Layering" mechanism to strictly guarantee the safety of generated content and strengthened ethical safeguards for new features, ensuring all innovations operate within a risk-controlled framework, the review system is effectively implemented and yields tangible results.

- At the product application stage, we have built a robust dynamic review mechanism to ensure the accuracy and compliance of outputs. The R&D team periodically conducts retrospective evaluations of model performance to identify and correct biases. Simultaneously, we have established an efficient user feedback mechanism to ensure timely responses and handling of relevant issues, continuously optimizing the social benefits and user experience of AI technology.

AI Privacy Protection

In scenarios such as Zhihu Zhida and Zhihaitu AI, Zhihu has established a rigorous user privacy protection system. We utilize a dedicated Personal Identifiable Information (PII) identification module–using keywords and Named Entity Recognition (NER) tools–to precisely filter personal information during model training and retrieval. User interaction data is cached only in user-specific databases and is strictly prohibited from flowing into public resource pools, ensuring no third party can access or retain raw data.

Furthermore, the platform grants users full data control, providing a robust data deletion mechanism that supports the withdrawal of authorization and requests for data destruction, implementing the "Right to be Forgotten." In accordance with the *Data Classification and Graded Protection Specifications*, we ensure every piece of data has a corresponding retention period; once expired, data partitions trigger automatic purging.

Regarding encryption and external collaboration, we employ strict transmission and storage encryption technologies. All data interactions occur via high-strength protocols such as HTTPS and TLS 1.3, ensuring data is difficult to steal or tamper with during both transit and rest. For collaborations with external LLM providers, we sign strict Non-Disclosure Agreements (NDAs), building a comprehensive security defense for AI applications from both legal and technical dimensions.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.5 Intellectual Property Rights Protection

Zhihu regards intellectual property (IP) as a strategic asset for driving innovation and maintaining core competitiveness. We strictly comply with the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, the *Copyright Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, and the *Trade Secret Protection Law of the People's Republic of China*, among other laws and regulations. To strengthen our management capabilities, the Group has formulated the *Instructions for Trademark Application* and the *Regulations on Intellectual Property Management*, refining our asset protection system at the institutional level. Regarding community governance, we clearly outline protection measures and codes of conduct for users' IP through the *Zhihu Agreement* and the *Community Guidelines of Zhihu*, striving to build a community ecosystem that respects originality and maintains legal compliance.

Intellectual Property Protection Management

Zhihu upholds the core philosophy of "relying on the community, prioritizing prevention, governing at the source, and multi-party collaboration." We have constructed a piracy governance system led by copyright supervision, characterized by multi-platform synergy and broad social participation. We have established rigorous management processes from the business level to the Group level to ensure oversight at every stage. Simultaneously, a professional anti-piracy team conducts regular monitoring and rights protection to solidify the foundation of IP protection.

In terms of regulatory measures, we employ a "dual-track" approach of AI monitoring and manual review to achieve real-time identification and removal of infringing content. The Group has deployed two core monitoring systems:

- **Intelligent Risk Control System:** Through iterative anti-crawler strategies and multi-dimensional analysis of user behavior and API calls, the system accurately intercepts malicious data scraping.

- **Web-wide Copyright Monitoring:** Provides 24/7 all-weather scanning, automatically triggering complaint procedures upon the discovery of infringement clues.

Furthermore, regarding off-platform content "transporting" (unauthorized re-posting), we commission agencies to dynamically monitor copycat registrations and infringements, conducting comprehensive monthly evaluations and centralized processing.

To co-build a healthy copyright ecosystem, we have established clue-sharing mechanisms with multiple platforms to promote collaborative governance. For infringement complaints and commercial cooperation, we provide efficient official channels such as the "Yan Selection Member Content Plagiarism Reporting Platform" and the "Yanzhen Pavilion" copyright cooperation platform, comprehensively enhancing the efficiency of copyright protection and value transformation.

> ### 🖉 Case: "Sentry 2025" Summer Special Action for Copyright Protection
>
> With the rapid rise of medium-and-short stories and short dramas, "Zhihu Yan Yan Stories" became a primary target for piracy. Consequently, we officially launched the "Sentry 2025" Summer Special Action in July 2025, aiming to crack down on piracy and safeguard the original ecosystem through four core pillars:
> - **Technical Upgrades:** Constructing a dynamic defense system to precisely block and locate the identities of pirates.
> - **Litigation Accountability:** Adopting a dual-track civil and criminal approach to pursue legal responsibility and claim damages from piracy groups and individuals.
> - **Infringement Mining:** Utilizing technology combined with community co-governance to leave piracy resources with nowhere to hide.
> - **Long-term Deterrence:** Promoting the normalization of judicial deterrence and periodically publishing judgment cases to create a powerful warning effect.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Intellectual Property Protection Advocacy

We continuously strengthen the IP protection awareness of our employees. Through diversified training programs, we consistently enhance the IP literacy of all staff, making protection awareness a core component of daily corporate operations. For the differentiated needs of various business units, we provide specialized training resources to help departments efficiently fulfill their IP protection responsibilities, comprehensively improving the Group's governance efficacy in the IP field.

Employee Innovation Incentives

Zhihu has established a systematic incentive mechanism through the Zhihu Patent Reward System, granting special awards for R&D achievements of exceptional value. This system deeply integrates economic incentives with legal safeguards. While fully releasing the innovative potential of all employees, it clarifies the rights and responsibilities between the enterprise and the inventors, providing a solid guarantee for the Group's IP accumulation and technological leadership.

Cumulative Intellectual Property Achievements in 2025

Patents	Patent Applications: **133**	Cumulative Patents Granted: **94**
Trademarks	Trademark Applications: **1,742**	Cumulative Trademarks Granted: **1,323**
Copyrights	Cumulative Copyrights Obtained: **188**	

Creator Intellectual Property Protection Management

Except for specifically authorized works, the IP rights of community content generally belong to the creators themselves. Although the ownership does not reside with the company, we remain committed to monitoring and safeguarding creators' rights to encourage the production of high-quality content. We utilize a "Litigation Clue Database" and anti-piracy systems to accurately identify infringements across piracy communities, competing products, and WeChat Mini-programs through manual mining, automated monitoring, and user collaboration.

In terms of user collaboration, we continue to refine the Yan Selection Member Content Plagiarism Reporting Platform, expanding its coverage and standardizing processes to improve the accuracy and convenience of complaints. Simultaneously, we launched activities such as "Truth Protector" to collect clues with users and jointly maintain the health of the ecosystem.

If suspected infringement is discovered, creators can submit information via the reporting platform, and processing progress is notified in real-time via platform messages. For off-platform infringement, we assist creators in authorizing professional agencies to file complaints on their behalf, urging distribution platforms to remove the content. For on-platform infringement, we use monitoring systems for detection; once confirmed, the content is removed. In severe cases, we pursue legal litigation to resolutely combat infringement.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

02 IMPROVE SERVICE QUALITY AND CREATE RESPONSIBLE PRODUCTS

Upholding community values, Zhihu actively listens to the voices of every user and is committed to creating a humanized and warm interactive experience. While strengthening information security and user privacy protection, we always adhere to the principles of product quality, equality, and security. Zhihu is not only a platform for knowledge exchange, but also a warm harbor for every "Zhihu user," allowing each user to gain value in a safe and inclusive environment.

Aligning with the United Nations Sustainable Development Goals:

 

2.1 Information Security and Privacy Protection

Zhihu prioritizes information security management and user privacy protection. By continuously refining management mechanisms, enhancing technical defense capabilities, implementing internal and external audits, and conducting regular security training, we comprehensively strengthen data and privacy protection, striving to build a safe and reliable platform environment for our users.

2.1.1 Information Security Management

Zhihu attaches great importance to information security management and strictly complies with the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, and the *Administrative Measures for Internet Information Services*, among other relevant laws and regulations. We have established a comprehensive information security management system and formulated a series of internal policies, including the *Data Security Early Warning Management Standards*, the *Data Life Cycle Management Standard*, the *Emergency Response Process for Data Security Incidents*, the *Data Access Approval Standards*, and the *Data Classification and Hierarchical Protection Standards*. Additionally, we updated the *Employee Information Security Standards* this year, focusing on strengthening office equipment security and data leak prevention (DLP) functions to enhance overall defense capabilities.

During the Reporting Period, we obtained the Level 3 Certified Protection of Cybersecurity (MLPS 2.0), the ISO/IEC 27701:2019 Privacy Information Management System certification, and the ISO/IEC 27001:2022 Information Security Management System certification, demonstrating our professional commitment and systematic management strength in the field of information security.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Information Security Management Structure

The Group has established a three-tier management architecture with the Cybersecurity and Data Security Committee as the top-level decision-making body, aimed at comprehensively coordinating and implementing various information security requirements. Through this structure, we continuously strengthen the management of information security and privacy risks, ensuring that Zhihu's security work is implemented smoothly and providing a solid guarantee for user data security at both the institutional and execution levels.

Decision-making Level	Network and Data Security Committee

- Responsible for developing the company's medium– and long-term security strategic plan
- Reviewing data and compliance security risk assessments of key business systems

Management Level	Information Security Department

- Responsible for managing and driving the deployment of security work.
- Promoting the introduction and implementation of more efficient security tools.

Executive level	Heads of relevant departments

- Responsible for the specific implementation of network and information security.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Comprehensive Management Measures

The Group has established a "Trinity" control mechanism centered on "Pre-incident Prevention (Monitoring and Early Warning), Mid-incident Emergency Response, and Post-incident Punishment and Recovery." By establishing a full-process closed-loop management system, we are committed to ensuring information security compliance, effectively improving security defense levels, and ensuring that business operations continue in a stable and compliant environment.

Pre-incident Prevention

• We continuously strengthen the data preventive protection system through security review projects such as login authentication mechanisms, permission authorization schemes, multi-factor authentication (MFA), personal data collection scenarios, transmission and storage encryption, data masking (de-sensitization), and watermark embedding.

• By implementing security testing before code construction, we shift the discovery of potential security risks earlier in the lifecycle, effectively reducing the probability of security incidents and implementing a "Shift Left Security" strategy. This year, we introduced AI technology to fully empower our security detection capabilities, building an AI-driven security requirement review and code security detection system.

We utilize a dual-layer detection architecture of "Self-trained BERT Model Pre-screening + Large Language Model (LLM) Semantic Confirmation" to achieve efficient and precise identification of hard-coded risks. Simultaneously, based on a technical solution of "Generative LLM + RAG (Retrieval-Augmented Generation) Knowledge Base + Risk Scoring Decision," we built an automated security review capability. These cutting-edge technologies have not only improved risk identification accuracy but also realized automated and intelligent security governance.

Key Achievements:

• Detection accuracy increased to 90%.

• Security review coverage increased to 95%.

This year, we developed a User and Entity Behavior Analytics (UEBA) system. By modeling and dynamically evaluating user behavior, the system proactively identifies abnormal access, sudden behavioral changes, and compliance risks, achieving a deep integration of intelligent early warning and prevention. Currently, five risk scenarios have been successfully implemented, with a cumulative total of 258 risk accounts managed, significantly enhancing pre-incident prevention capabilities.

Main functions include:

o User and Entity Behavior Profiling: Constructs long-term behavior profiles to form a normal behavior baseline, providing an accurate reference for identifying subsequent abnormal behavior.

o Abnormal and Risk Behavior Identification: The system performs real-time and periodic analysis of user behavior, focusing on identifying risks such as abnormal access, behavioral mutations, and policy violations. Multi-dimensional comprehensive analysis effectively reduces false positives and improves the accuracy and timeliness of data security risk identification.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Mid-incident Monitoring

- We have established a Security Operations Center (SOC) to respond to information security threat intelligence. Strictly following the Emergency Response Process for Data Security Incidents, we conduct real-time monitoring, analysis, and alerting of threats to ensure security risks are flagged immediately.

- Referring to the Implementation Rules for Data Security Management in the Telecommunications Field of the Beijing Area, we have specified incident classification, division of responsibilities, and disposal processes. Data security incidents are divided into four levels, and targeted emergency measures are taken based on the risk level to comprehensively enhance emergency response and handling capabilities for data leakage risks.

Post-incident Response

- We have established Security Orchestration, Automation, and Response (SOAR) capabilities. Combined with manual processing flows, the system performs automated or manual intervention and review of identified risks, effectively reducing the probability of security incidents.

- The UEBA system supports in-depth investigation and traceability analysis of high-risk behaviors, visually presenting the access and operation process before and after an incident. It automatically associates relevant logs and evidence, assisting security personnel in quickly locating risk sources and assessing the scope of impact, providing strong support for incident handling and forensic auditing, and significantly improving the efficiency and accuracy of post-incident responses.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Information Security Audit

The Group actively conducts internal and external security audits and continues to promote information security certifications to strengthen data security defenses and strictly control data leaks.

In terms of internal auditing, the security department uses automated tools to monitor network anomalies and risks in real-time. By introducing AI auditing tools, we apply artificial intelligence to compliance check scenarios, performing automated correlation analysis of log data, access trajectories, and security incidents. This improves audit coverage and response efficiency while reducing over-reliance on manual experience, ensuring objectivity, consistency, and traceability, enabling immediate risk control.

In addition, we established a Security Incident Operations Center system to guarantee the authenticity, integrity, and non-repudiation of audit logs, thereby satisfying compliance and internal control standards for log reliability. Its core functions include:

- **Unified Log Management:** Centralized collection and management of operation logs from various business systems, infrastructure, and security devices. Through unified log standards and storage strategies, we ensure completeness and consistency of audit log sources, providing a reliable basis for security audits.

- **Standardization and Integrity:** Collected logs are standardized across key fields, including (time, user, object, action, and protected through integrity checks) and anti-tamper storage mechanisms to ensure log authenticity and reliability.

- **Operational Traceability:** All records allow precise queries and tracing by user, system, or time, and operation type, enabling accountability tracking and violation verification of non-compliant actions.

- **Audit Query and Retrieval:** The system enables flexible multi-criteria and time-range queries, facilitating rapid identification of operational records, with support for exporting and retaining audit evidence to satisfy internal audit, compliance, and external regulatory requirements.

In terms of external auditing, we periodically collaborate with third-party institutions to conduct data security risk assessments in the telecommunications field, focusing on systematic verification of legally reported personal information. This year's assessment results were positive, and internal optimizations have been completed for all identified items. Through coordinated internal and external audits, we have built a comprehensive and intelligent security assurance framework.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Security Testing

The Group ensures the robustness of business systems and data assets through various security tests, including internal pre-launch testing, internal Red-Blue Teaming exercises, and crowdsourced testing, MLPS penetration testing, and external Red-Blue drills. All security vulnerabilities discovered during these activities have been remediated.

📎 Case: Red-Blue Teaming Activities

Oriented toward combat-style offense and defense, we actively conduct Red-Blue Teaming. By simulating real attack paths, we comprehensively test our existing defense system. While identifying exposure risks, we verify the effectiveness of our monitoring, response, and defense measures, thereby providing clear guidance for subsequent security capability enhancements and system optimization.



In 2025, we organized two Red-Blue exercises: one by our internal security team and one by a third-party attack team. Scenarios covered internet boundaries, terminal security, intranet lateral movement, identity authentication, and server security, and other critical aspects. Identified issues in terminal protection were immediately incorporated into a closed-loop management process. Currently, all identified risks have been remediated, significantly enhancing the Group's overall security resilience.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Supply Chain Information Security Management

The Group has established a comprehensive supplier information security management system with closed-loop management. Suppliers must sign a *Non-Disclosure Agreement (NDA)* and a *Fair Trade Commitment*, specifying mandatory security standards. In the tender stage, dedicated security technology scoring standards for IT-related categories are applied, with professional evaluation conducted, specialized security technical scoring standards are implemented by the information security compliance lead. All judges must complete a *Conflict of Interest Disclosure* before evaluation, ensuring objectivity and fairness throughout the process. In the performance phase, information security is included in supplier performance assessments, with regular evaluations to ensure supply chain safety.

This year, we strengthened supply chain information security governance with targeted security testing for upstream and downstream entities, including subsidiaries and externally sourced systems. The software composition analysis (SCA) tools in the pipeline have been optimized, and a three-stage detection approach (during development, during branch merging, and after merging) ensures a secure, closed-loop management of code component, markedly improving software supply chain security.

2.1.2 User Privacy Protection

We respect users' autonomy over their personal information. We have formulated policies such as the *Personal Information Protection Guidelines, User Agreement, Third-party Data Sharing Reporting Standards*, and *Sensitive Data Masking Technical Guidelines* to refine privacy requirements throughout the data lifecycle and improve transparency.

During the Reporting Period, Zhihu experienced no major data or user information leaks. Our ISO/IEC 27701:2019 *Privacy Information Management System* certification reflects our international professional standards in privacy protection, and our firm commitment to ensuring user data security.

Privacy Information Collection

Before providing services, Zhihu requests authorization for information collection, ensuring users understand the purpose, method, and scope of data collection, use, and sharing. At the technical protection level, we introduced an API Sensitive Data Identification System to enable policy-based detection of sensitive data transfers shift security detection forward by identifying transmission risks and unauthorized access risks, thereby advancing security checks. Looking ahead, we plan to deploy AI-based automated risk auditing auditing to improve coverage and accuracy of API data monitoring.

Regarding the use of Zhihu Zhida Large Language Model (LLM), we implement strict data isolation measures. User-provided data is restricted to the current user's state; personal private data will not be reflected or used in other users' responses or data sources. Furthermore, all user data has clear retention periods, after which the system automatically executes destruction procedures, thereby ensuring that end-to-end measures are in place to protect user privacy from data acquisition to disposal.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Privacy Information Use

We strictly manage the personal information we collect from users, preventing any leakage, alteration, misappropriation, damage, or illegal provision to partner vendors, fully protecting users' control over their personal information and their right to privacy.

To this end, the Group has established privacy data classification regulations, dividing data into three levels and setting differentiated access permissions based on the level, covering dimensions such as application, approval, and access time. For high-level privacy data, we have a "black box mechanism," where all operations are limited to this closed environment, and the data cannot be exported to the external environment. During data use, the system only allows users to view small batches of data, strictly prohibiting large-scale downloads or export. Simultaneously, we conduct rigorous security audits of employees who handle data, fully recording all operations performed to ensure that every data processing activity is traceable, compliant, and controlled.

2.1.3 *Information Security and Privacy Training*

The Group regularly conducts information security and privacy protection training to enhance employees' privacy data management skills and security awareness. This year, we enhanced staff compliance knowledge on cybersecurity and personal data protection through diverse training methods:

"Cybersecurity: Learning from Cases" Campaign: Four series of publicity activities were conducted for all employees, using visual materials such as posters and typical internal/external security cases to strengthen understanding of data security and privacy risks and improve day-to-day preventive awareness.

New Employee Cybersecurity and Privacy Protection Training: In the current year, three sessions were organized covering cybersecurity trends, laws and regulations, code hosting security, Wi-Fi and email security, account and password management, endpoint usage policies, data security requirements, violation penalty, and other topics. Post-training examination had been conducted, achieving a pass rate of 100%, establishing a "Security Red Line" awareness for new hires.

Cybersecurity and Data Security Awareness Examination: In the current year, all employees participated in cybersecurity and data privacy training and assessment, with a 99.96% pass rate. The combined training and evaluation initiative reinforced staff understanding and adherence to information security and privacy protection requirements.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2.2 Product Responsibility and Digital Inclusion

Zhihu is committed to promoting digital inclusion. By strengthening positive advocacy and protective measures, we ensure the online safety of groups such as minors, the elderly, and people with disabilities, promoting equal and accessible services. We also prioritize the mental health of our users, proactively providing care and assistance to those facing emotional distress to foster a warm community environment.

Protection of Minors

Zhihu strictly adheres to the Law of the *People's Republic of China on the Protection of Minors*, the *Regulations on the Protection of Minors in Cyberspace*, and the *Guidelines for the Construction of Minor Mode in Mobile Internet*. We have established a special task force for youth protection, adopting a strategy that combines both prevention and intervention. We focus on content governance and the research and development of protective features, and have clearly defined governance measures for content violations involving teenagers in the *Zhihu Community Guidelines*.

The platform features a "Minor Mode" centered on the guardian's account. Parents can enable this mode in the settings to provide minors with an exclusive, clean, and beneficial content environment, aiming to safeguard security while stimulating curiosity and the desire to explore.

In terms of positive guidance, we have implemented various measures to deliver educational and knowledge-based content:

- **Age-Appropriate Content Recommendation:** Precise recommendations are made through algorithms based on exclusive filtering rules and quality identification models. This year, we upgraded the content pool rules to ensure content is healthy and engaging, achieving a domain identification accuracy rate of over 90%.

- **Search Functionality:** A new search function within Minor Mode supports retrieval from a designated safe content pool, enhancing the user experience.

- **Youth Content Advocacy:** We regularly conduct special activities to popularize safety knowledge and encourage teenagers to participate in topic discussions.

In terms of negative crackdowns and restrictions, we implement strict controls:

- **Time and Functional Restrictions:** Use of live streaming, tipping, and top-up functions is prohibited. Usage is limited to 40 minutes per day and is unavailable between 10:00 PM and 6:00 AM the following day.

- **Filtering of Harmful Information:** We utilize "AI Semantic Understanding Models" combined with Large Language Models (LLM) to deeply identify "obscure soft pornography" or "Sang culture" (defeatist culture), strengthening the audit of the community ecosystem.

- **Reporting Channels:** We have established a dedicated "Minor-Related Reporting" section, as well as a specialized email and hotline, with a professional team ensuring timely verification and handling.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Care for the Elderly

To help the elderly group smoothly integrate into the digital age, we employ a multi-pronged approach involving product design, technical innovation, and operational promotion to bridge the "digital divide." Our web version features an age-appropriate interface with functions such as enlarged fonts and text-to-speech support to improve browsing convenience for the elderly. On the service side, we have established a dedicated service hotline for the elderly that supports rapid access to human agents to accurately meet their needs. Regarding security, the platform has opened a "Pension Fraud Reporting Section" to help prevent fraudulent activities and protect the legitimate rights and interests of elderly users. Furthermore, we actively conduct advocacy activities to improve the knowledge of the elderly regarding anti-fraud measures and electronic product applications, providing comprehensive support and care for the elderly population.

Case: AI Skill Education for the Elderly

In an era where AI is reshaping lives, we are committed to ensuring that the elderly enjoy equal opportunities to utilize technology. In 2025, Zhihu collaborated with the "Answerer Review Pane" to co-create the AI Primer for Elders, directly addressing the pain points elderly users face when using AI.

The manual covers basic AI concepts and skills and provides systematic science popularization on identifying AI fraud in high-risk areas such as health and wellness, and financial management. Additionally, the manual includes AI product purchasing guides and exoskeleton robot reviews. Combined with community discussions, it explores the proposition of age-appropriate adaptation in the AI era from multiple dimensions, helping the elderly cross the digital divide and embrace the intelligent age.


给长辈
de
AI
入门手册
知乎 | 答主评审团
重阳节特别策划
AI for Everyone
Ask Anything
Hello,AI
Introduction to AI

Caring for Persons with Disabilities

Zhihu is committed to 'Knowledge Without Barriers,' focusing on the rights and inclusion of individuals with physical and mental disabilities. Following domestic and international accessibility standards, we continually enhance technology and allocate resources to improve community accessibility features, delivering a more user-friendly experience. Zhihu also partners with accessibility experts and organizations to provide dedicated content, promoting awareness and knowledge sharing. Through disability-related discussions, we facilitate public engagement and call for society-wide attention and support for people with disabilities.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Supporting Users' Mental Health

Zhihu places great importance on users' mental health, actively identifying and addressing their potential psychological needs. We are committed to creating a platform that not only facilitates knowledge acquisition but also provides personalized care and emotional support. A dedicated team is in place to implement and maintain protective measures through technological and product innovations.

Additionally, we have established a comprehensive support process system covering detection, analysis, and tiered intervention. The system proactively guides users away from specific negative search terms and provides access to nationwide psychological crisis hotlines. "Zhihu Butler"（知乎小管家）also actively monitors content expressing negative emotions and initiates care procedures. For minors, we have introduced certified high-quality mental health content within their dedicated mode, ensuring that adolescents have access to accurate and healthy psychological knowledge. Leveraging the advantages of community interaction, we regularly organize mental health discussions and roundtable events, inviting psychiatrists, academics, and mental health professionals to participate. These initiatives help users manage emotions and foster positive lifestyles and mindsets.

2.3 Listening to Users, Optimizing Services

Zhihu continues to practice a "standardized and heart-warming" service strategy, striving to improve user satisfaction and experience. We take solving user needs as our foundation, valuing and responding to user opinions, actively speaking on behalf of users, and constantly improving products and services to provide more valuable experiences, increase user stickiness, and create a favorable external ecosystem.

During the Reporting Period, there were no products or services recalled for safety or health reasons.

Improving the Service System
Diversified Feedback Channels and Proactive Listening

We have built a comprehensive, multi-dimensional feedback system to ensure users can express their opinions anytime, anywhere. In addition to basic passive channels such as online customer service, hotlines, and service emails, we proactively capture users' true feelings in different scenarios through in-depth focus group interviews and periodic service follow-ups. We record and follow up on user issues in real-time and regularly assess service satisfaction to provide a scientific basis for continuous improvement.

This year, we conducted multiple rounds of quantitative and qualitative research and interviews with the university student group to explore their preferences from both consumption and creation perspectives. The insights not only enhance understanding of the user group, but also serve as an important reference for product improvements and operational strategy development.

Driving Deep Insights via Digital Analysis Systems

Zhihu has established a sophisticated digital feedback analysis system. By deeply integrating user feedback data, we achieve precise alignment between business monitoring indicators and Net Promoter Score (NPS) results to evaluate the user experience at a deep level. We regularly report fluctuations in experience indicators to relevant internal business parties to resolve pain points at the source. Simultaneously, relying on visualized data dashboards, we can intuitively present feedback trends, providing the business team with accurate early warnings and profound insights. In addition, through reinforced feedback management and business review tracking, we have fully quantified our workflows, effectively enhancing internal collaboration efficiency.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Key Achievements:

• The overall community creator NPS increased by more than 20% year-on-year.

• The NPS for "Yanyan creators" increased by 47% year-on-year.

Upgrading Intelligent Customer Service for 24/7 Efficient Response

Our intelligent customer service, "Zhihu Butler," provides 24/7 all-weather self-service. We have integrated accurate and consistent service information into the "Direct Answer" system, significantly improving the efficiency with which users obtain answers. Currently, the Butler has built multiple response modes: in "Knowledge Base Retrieval Mode," users can instantly retrieve answers by standard entries via one click queries; in "Direct Answer Dialogue Mode," the system supports multi-round natural language dialogue, using AI to deeply understand user intent, integrate information from the knowledge base, and generate personalized answers that make self-service interactions more intelligent, user-friendly.

Enhancing Human Service Quality to Guarantee User Experience

We have built a comprehensive training system for human customer service team, strengthening the hierarchical talent development through initiatives, such as "checkpoint" tasks and unlocking advanced skills, to improve the team's overall competence and capabilities.

• **Setting Sail:** Provides new employees with induction training on skills, service culture, team goals, and other topics to facilitate rapid adaptation to Zhihu's services practices.

• **Smooth Sailing:** Focuses on teamwork and cohesion, expanding skills and addressing weak points.

• **Escort & Elevation:** Focuses on the core talent reserve, aiming to improve service levels and communication skills.

• **Helmsman Cultivation:** Focuses on cultivating business management talent to promote service quality and efficiency.

We introduced the "AI Agent + Human" collaborative system, using AI assistants to analyze user demands and order status in real-time, providing human agents with accurate scripts to achieve the goal of "initial diversion – reduced intervention – rapid resolution." For core creators, we launched a "Service Experience Guarantee Upgrade" project this year, establishing a high-priority processing mechanism of "1-hour response, 2-hour solution, 24-hour closed-loop, ensuring critical issues from core users are promptly resolved to mitigate experience-related risks."

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Complaint Management System

We value every user complaint and listen to feedback through multiple communication channels, striving to provide humanized and comprehensive responses and follow-ups. By optimizing the feedback handling loop, we support decision-making by promptly understanding user needs, promoting improvements, and resolving user issues.

Reception Channels: Proactively receiving opinions through the diversified channels mentioned above, including online customer service, customer hotlines, and designated customer service email, to ensure continuous and convenient user engagement.

Complaint Response: We adhere to the principle of "Response within 20 minutes, reply within 24 hours," and implement a first-contact responsibility system. Through standard standardized procedures with tailored responses, we provide an efficient and comfortable communication experience.

Follow-up Analysis: Using visualized data platforms for in-depth analysis and providing accurate feedback to support timely follow-up and resolution, with regular monitoring to ensure effective implementation.

Continuous Optimization: In addition to handling complaints, we proactively initiate targeted special user research to gather authentic feedback, using these insights to optimize products and services and implement dedicated experience improvement initiatives to address user issues.

⌭ Case: Creator Experience Research

In 2025, we focused on the creator editor experience, executing multiple research projects using quantitative and qualitative methods to explore usage status and functional expectations, and prioritize creators' needs. This research provided a clear insight into current creation pain points and habits, serving as a key reference for the iteration of the editor and AI-assisted products.

Improving User Satisfaction

Through a robust service architecture, rapid complaint handling, and continuous optimization, we have successfully driven up user satisfaction. This year, we again achieved key commitments such as a "100% online response rate" and a "99% 24-hour problem resolution rate. Annual overall satisfaction also achieved the set targets, with a notable increase in satisfaction among core creators."

2025 User Satisfaction

Average Satisfaction of Core Users:	Average Satisfaction of Business Users:
Over **97**%	Over **91**%

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

03 CREATING A HAPPY WORKPLACE

Zhihu places the "Talent-First" development philosophy at the core of its strategy. Upholding the principles of diverse and equal employment, we are committed to creating an inclusive, safe, and heart-warming work environment. By providing diverse career growth channels and continuous learning opportunities, we fully stimulate the potential and vitality of every employee, continuously enhancing their sense of belonging and happiness to achieve the dual success of corporate progress and individual value.

Aligning with the United Nations Sustainable Development Goals:



3.1 Protecting Employee Rights and Supporting Diversity and Inclusion

Zhihu recognizes that employees are the fundamental cornerstone driving the innovation of our knowledge platform. We strictly comply with domestic laws and regulations, including the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, and the *Provisions on the Prohibition of Using Child Labor*. Furthermore, we actively respond to the *Universal Declaration of Human Rights*, placing the respect for human rights at the center of our corporate values. We continuously optimize internal policies such as the *Management Rules for the Use of Recruitment Channels*, the *Zhihu Background Investigation Policy and Management System*, the *Employee Handbook*, and the *Re-employment System* to regulate the management of compensation and dismissal, recruitment and promotion, working hours, and benefits.

We maintain an absolute zero-tolerance policy toward human trafficking, forced labor, and child labor. We sign labor contracts with employees in accordance with the law and implement strict audit mechanisms to prevent child labor and forced labor, protecting the vital interests of our staff. If any such situations are identified, we will take strict actions in accordance with relevant laws, regulations, and internal management systems. During the Reporting Period, Zhihu did not engage in any child labor or forced labor practices.

Zhihu adheres to a fair and just employment philosophy, actively fostering a diverse, equal, and inclusive (DEI) work atmosphere. We explicitly oppose all forms of employment discrimination. In recruitment and appointment, we strictly use job competency as the core standard, ensuring no differential treatment based on gender, age, ethnicity, region, religion, or physical condition (including disabilities). We respect and safeguard the statutory rights of all employees, fully implementing the principles of gender equality and equal pay for equal work. We pay particular attention to protecting the legitimate rights of female employees, striving to provide an environment that offers equal opportunities and respects differences.

In the future, we will gradually strengthen the monitoring of gender pay equity and align with digital transformation to ensure the objectivity and fairness of our recruitment processes. We plan to use technological empowerment and special initiatives to encourage more female talent to enter technical R&D roles, continuously increasing the proportion of women in key technical positions. As of the end of 2025, female employees accounted for 56.2% of our workforce. Together with the representation of women in management roles, this reflects our continued progress in fostering diverse leadership

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3.2 Strengthening Talent Development and Succession

Talent is the core driving force and source of value for Zhihu's development. Upholding the "Talent-First" philosophy, Zhihu is committed to building a diversified cultivation system and sustainable career paths. By continuously innovating training models and optimizing development strategies, we fully stimulate employee creativity and potential, supporting the mutual promotion of personal growth and professional development for every member.

Talent Acquisition

We have deepened the implementation of our "High-Level + High-Potential" talent strategy, aiming to build a self-driven echelon with strong development capabilities. Centered on Zhihu's core values, we utilize human capital analytics tools to precisely outline a five-dimensional "Talent Portrait":


Core Competencies
Quick to understand, open-minded, and always able to get things done
Professional output
Possessing a sense of artistic merit
Organizational leadership
Possesses management skills

Zhihu Talent Portrait

We use this portrait as a benchmark for recruitment and development planning, combined with career drive analysis to accurately identify and focus on cultivating high-potential talent. Through this strategic human resource layout, Zhihu ensures that its key talent reserve is deeply aligned with future business transformations, solidifying the talent foundation for long-term organizational development.

Zhihu also regards campus recruits as the reserve force for its long-term strategy. We have established the systematic "Zhi-Xue Program" to ensure that new talent integrates quickly across both professional skills and corporate culture dimensions.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Campus Recruitment Training Program

Mentorship

- We create a deep knowledge cycle through the Zhihu Internal Trainer Management System. Every campus recruit is assigned a mentor often "industry giants" or senior employees-who provide "companionship-style" guidance ranging from business operations to career planning. We emphasize the extraction of knowledge from senior predecessors, encouraging them to transform deep industry insights into systematic courses for cross-generational wisdom transfer.

Digital resilience and AI thinking

- From the initial "Culture Integration Camp" to the mid-term "General Workplace Skills Series" for digital resilience, and long-term "Professional Deep-Dive Projects" for technical innovation, we guide newcomers to master AI collaboration tools at the start of their careers. By strengthening AI thinking capabilities, we ensure our talent remains agile and competitive amidst technological waves.

Phased growth goals

- Nautical-Themed Growth Path: Referencing "nautical" concepts, we design clear growth targets for campus recruits to ensure precise empowerment at different career stages:
- **Onboarding Phase (0-6 months):** The "Sailing Camp" focuses on business understanding, professional conduct, and cultural integration to help newcomers adapt to the workplace rhythm.
- **Integration Phase (7-24 months):** Provides general skills and professional knowledge training, supplemented by "Executive Meetups" and cultural case sharing to deepen identification with organizational values.
- **Maturity Phase (After 25 months):** Introduces action learning, management skills training, and industry exchanges, supporting the transition to senior professional or management roles through job challenges.

Continuous growth and feedback

- We use human capital analytics tools to continuously track the growth curves and promotion paths of campus recruits.
- We optimize feedback mechanisms through regular "Zhi-You Dialogues" to collect pain points and adjust training plans in real-time.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Diversified Training System

Zhihu has built a comprehensive and systematic talent cultivation system. Through the M+ Program (Zhihu Mentor Mechanism) and the T+ Program (Zhihu Internal Trainer Management System), we solidify the foundation of employees across three competency modules: General, Professional, and Leadership. We utilize the "Zhi Learning" online platform to promote self-directed growth, providing customized, multi-dimensional resources for every employee's career path.



Leadership Training

Leadership is the lighthouse driving Zhihu's sustainable development. We have established a complete leadership development system, including the "Sailor Program" for reserve and new managers, the "Pilot the Future" program for middle management, and the "20,000 Leagues" program for senior executives. Through external visits and annual reviews, we promote the "Navigator Model" and the Zhihu management philosophy.



General Skills Training

These are the fundamental qualities for workplace growth. Zhihu conducts annual systematic training covering processes, business ethics, information security, and employee safety. We also provide specialized ESG training to strengthen the ideological foundation for Zhihu's ESG initiatives.



Professional Competency Training

Enhancing professional expertise is the core competitiveness for both individual and corporate growth. Based on professional career paths, we identify key competency requirements and push HR cultivation deep into business teams through technical training. Training is categorized into "Advanced" and "Introductory" levels, tailored to different employee groups.

Zhihu continuously optimizes its training system through feedback mechanisms and course review systems to ensure content remains up-to-date. While strictly controlling course quality, we utilize a dual feedback and evaluation mechanism to align training with employee needs and group strategy, thereby improving training effectiveness. We also support employees in connecting with external professional trends and actively promote the "Internal Trainer" system, empowering outstanding employees to become knowledge disseminators, and fostering a win-win relationship between personal growth and corporate development.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2025 Employee Training Performance Overview:



100%	**27,955** hours	**15.6** hours
Employee training coverage	Annual training hours	Average training hours per person

Talent Development and Planning

Zhihu is committed to creating a transparent and equal professional development environment. We have established the Zhihu Rank System, featuring a dual-channel development mechanism for "Management" and "Professional" sequences. This ensures employees can choose to deepen their expertise or move across sequences based on their strengths.

Simultaneously, we implement the "Living Water Mechanism" for internal talent mobility. Provided there is a job match, we encourage employees to transfer internally. This mechanism not only responds flexibly to dynamic business needs but also provides employees with diverse career possibilities, enhancing organizational agility.

3.3 Building a Workplace with a Sense of Belonging

Zhihu consistently upholds an open, free, and people-oriented management philosophy, dedicated to building a "happy workplace. "Zhihu also extensively listen to employee feedback and have established a multi-level, comprehensive welfare system. Through diverse benefits and care initiatives, we provide employees with a comfortable and joyful professional environment.

Cultural Co-construction and Recognition

Employees are indispensable members of the Zhihu family. We invite employees to participate in various aspects of Group management, encouraging them to contribute as family members to enhance engagement and belonging. We established a Catering Committee, inviting employees to rate meals and inspect central kitchen management, continuously optimizing participation mechanisms to strengthen their sense of belongings and responsibility within Zhihu. We work with employees to promote Group culture–such as through the production of the "Zhihu Movies" series–encouraging staff to integrate Zhihu's culture with their personal traits to build a strong professional cultural identity.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Zhihu regards employees as its most valuable asset and has established a competitive, all-around welfare system:

Work-Life Balance: We have established a scientific performance appraisal system that does not use working hours or overtime as a measurement standard, safeguarding employees' rights to rest and leave. Employees enjoy statutory annual leave and additional welfare leave to support a healthy work-life balance.

Multi-dimensional Physical and Mental Care: We are committed to creating humanized office spaces.

- **Office Environment:** All staff are provided with high-quality office equipment. Office areas are fully equipped with ergonomic chairs, fresh air systems, mother-and-baby rooms, and private consultation rooms to create a comfortable and efficient experience.

- **Health Security:** We provide the "Five Insurances and One Housing Fund," annual medical examinations, accident insurance, and commercial supplementary medical insurance (including coverage for children). We continuously optimize insurance benefits and expand the scope of reimbursement to provide a solid medical safety net for employees and their families.

- **Catering and Housing Welfare:** We provide meal subsidies and collaborate deeply with high-quality external providers to operate the official "Zhihu Canteen," offering nutritionally balanced and diverse meals. For campus recruits, we implement "Housing Subsidies" and partner with Ziroom to provide rental discounts, effectively easing the housing burden for newcomers during their initial employment stage.

- **Quality of Life:** Employees enjoy discounts on products from various partner institutions, enhancing their overall quality of life.

Diverse Employee Activities and Organizational Cohesion: Zhihu encourages employees to release their passion outside of professional work, building a corporate culture with community attributes.

"Pirate Club" – Building Cohesion through Shared Interests: We support employees in establishing various interest groups, such as photography, badminton, and e-sports, and regularly allocate activity funds. Through the branded operation of the "Pirate Club," employees find like-minded partners, strengthening their physical health while enhancing team cohesion.

Festival Care and Surprises: We have established a monthly team-building fund. In 2025, we continued to carry out creative themed holiday activities, ensuring employees feel the warmth of the Zhihu family.

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Communication and Exchange

Zhihu actively listens to the voices of its employees, placing great importance on feedback and suggestions. We have built diverse communication channels to respond to employee needs promptly. We have constructed a multi-level feedback system; in addition to regular Employee Representative Congresses, we have established the "Polaris Mailbox." This encourages employees to propose rational suggestions regarding Zhihu's business strategy, management, and operations, or to provide feedback and complaints regarding "non-transparent" incidents or behaviors. Zhihu executives directly monitor and intervene in all employee complaints and feedback, with solutions personally reviewed by the CEO before being communicated back to the employee. Through the "Polaris Mailbox," we aim to break barriers, encourage employees to speak freely, and create a more transparent and healthy communication environment.

Pirate Ship" Online Community	"Zhihu All-Staff Group" & "Pirate Butler"	"Polaris Mailbox"	Performance Feedback Platform
An open platform for free communication and mutual assistance among employees.	Real-time communication platforms and channels for employees.	A direct mailbox to Zhihu executives that protects employee privacy.	A channel for communicating opinions on employee performance appraisals.

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✐ Case: Zhihu Recognized with the "Annual Worth-Going Employer" Award – Listening to Real Voices to Shape a Trustworthy Employer Brand

In the increasingly competitive internet industry, the authenticity and credibility of an employer brand have become key to attracting top talent. Zhihu firmly believes that authentic employee feedback is a vital driver of corporate progress and the firmest foundation of an employer brand. To this end, Zhihu actively collaborates with the professional workplace social platform "Maimai," participating in its employer evaluation system. On this platform, all evaluations come from real-name feedback from current and former employees, covering dimensions such as compensation and benefits, growth space, team atmosphere, and management style. This truly reflects the company's comprehensive performance in talent management, organizational culture, and employee experience.



In 2025, based on continuous investment and a positive reputation in employee care, professional development, and cultural atmosphere, Zhihu stood out among many participating companies to win the "Annual Worth-Going Employer" award from the Maimai platform. This award is not applied for by the company itself but is generated entirely based on real user evaluations and big data analysis, possessing a high degree of objectivity and credibility.

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3.4 Caring for Employee Health and Safety

Zhihu consistently regards the physical and mental health of employees as the cornerstone of organizational development. We strictly comply with the *Labor Law of the People's Republic of China*, the *Law of the People's Republic of China on Prevention and Control of Occupational Diseases*, and the *Fire Protection Law of the People's Republic of China*, among other laws and regulations. Furthermore, we have implemented the *Emergency Plan for Sudden Employee Illness or Accidental Injury* and the *Food and Beverage Safety Inspection Standards*. Based on external assessments, Zhihu has no positions that pose hazards to occupational health and safety.

For three consecutive years–2023, 2024, and 2025–the number of work-related fatalities at Zhihu remained at zero, and the number of lost working days due to work-related injuries was zero, demonstrating a high standard of safety management performance.

Promoting Physical and Mental Health and Well-being

In addition to providing basic supplementary medical accident insurance and personalized health check-up plans, Zhihu pays close attention to employees' psychological resilience. We have established policies and initiatives to promote mental health, including mental health hotlines and specialized lectures to help employees manage professional stress and maintain psychological well-being. We also continuously optimize employee rest areas and provide greenery to create a stress-relieving work atmosphere, safeguarding employees' physical and mental balance in a comprehensive manner.

Emergency Response and Proactive Prevention

We are committed to building a comprehensive emergency response mechanism, with detailed contingency plans and standardized procedures for sudden illnesses, accidental injuries, and food safety. Zhihu has equipped office areas with Automated External Defibrillators (AEDs) and daily first-aid kits, marked by prominent safety signs. We implement the *Construction Safety Inspection Checklist* and the *Construction Safety Responsibility Agreement*, extending safety management to the entire process of office construction. We continue to prioritize the optimization of the workplace environment, conducting specialized adjustments and air quality monitoring for air conditioning and fresh air systems to ensure a fresh working space for employees.

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Safety Training and Cultivating Awareness

Enhancing employees' crisis prevention and self-rescue capabilities is at the core of Zhihu's safety culture. In addition to practical drills, we continuously release "Office Safety Initiatives" and display visual posters to integrate safety awareness into employees' daily conduct. We also encourage employees to proactively identify and report safety hazards in the office environment, ensuring that safety awareness remains a constant and deeply rooted priority.

> ✎ **Case: "Workplace Safety Detective Action"**
>
> In June 2025, in response to the 24th National Work Safety Month, Zhihu launched the "Detective Action" theme, using a gamified approach to encourage all employees to participate in safety governance.
>
>
> **Hazard Hunt**
> - Employees were invited to conduct a "carpet-style" inspection of the office. Four types of identified hazards, such as power sockets blocked by plants and aging power strips, were successfully resolved through a closed-loop process.
> - Result: 100% rectification rate achieved
>
>
> **Brain Power Battle**
> - A fire safety knowledge competition was held to strengthen theoretical understanding.
> - Result: 290 participants, with an average accuracy rate of 95.4%.
>
>
> **Drills and Life-Saving Stations**
> - Annual fire evacuation drills were conducted to provide practical experience with fire extinguisher operation and evacuation routes, enhancing emergency response capabilities. Professional instructors were also invited to conduct practical first-aid training.
> - Result: Over 84% participation rate; 100% of trainees passed the assessment, with 9 employees achieving a perfect score.

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04 CONTRIBUTING TO SOCIAL VALUE

We actively fulfill our corporate social responsibility by deeply engaging in community welfare activities, striving to contribute to the overall well-being of society. By leveraging our brand influence and community reach, we completed a total of 258 targeted public welfare support activities during the year. We are committed to empowering users with positive energy, giving back to society, and delivering warmth and care through practical actions.

Aligning with the United Nations Sustainable Development Goals:



4.1 Supporting Rural Revitalization

Zhihu actively responds to the national Rural Revitalization Strategy and participates deeply in related public welfare initiatives. Addressing practical issues in the development of rural industries, we leverage our unique "Q&A Community" model to create a hub for policy interpretation and practical solutions.

We bring together creators from technical fields, such as agricultural economists, to provide professional answers on topics like traditional village protection and smart agriculture, while sharing practical schemes for soil improvement. Through this model, Zhihu efficiently transforms urban intellectual resources into endogenous momentum for rural development, empowering rural revitalization through knowledge and driving the synergistic development of rural industries and ecosystems.

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4.2 Consolidating Online Positive Energy

As a knowledge-sharing platform, Zhihu regards professional discussion as a key pillar of our public welfare endeavors. We encourage professionals to focus on trending topics and stimulate positive community energy through in-depth analysis. Simultaneously, we collaborate with various social sectors to amplify the effectiveness of our public welfare initiatives, building an ecosystem where kindness and knowledge form a virtuous cycle, driving social progress through professional expertise.

✐ Case: "Co-benefit Co-creation Program"

In 2025, Zhihu launched the "Co-benefit Co-creation Program." Through topic collection, traffic support, and public welfare linkages, we provided a stage for creators while driving in-depth discussion on social issues. The campaign achieved significant social influence, with topic views reaching 90.55 million, 134,000 discussions, and nearly 87.2 million total impressions across all platforms, fully demonstrating the program's "cross-over" impact.

The program primarily consisted of the following three initiatives:

1. Ask a Philanthropist: We invited partners, foundations, and renowned community creators to serve as "Philanthropists" to provide in-depth answers to methodological questions encountered by users in public welfare practices. Selected high-quality questions received increased exposure and "Yan credit (鹽粒)" awards, effectively stimulating public interest in social causes.



2. Spark of Good: This initiative encouraged users to share innovative ideas for solving social problems. These ideas were continuously optimized through collective discussion within the platform to transform them into feasible solutions. The top 30 creative ideas were rewarded with public welfare gifts, promoting the realization of charitable inspiration.

3. Daily Good Question: During the event, the platform opened a special "Knowledge King" session for co-creation. By publishing daily questions related to community welfare, we guided users to learn about public welfare through interactive quizzes. Participants received "Yan credit (鹽粒)" rewards, achieving a fun and engaging popularization of philanthropic concepts.

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4.3 Focusing on Public Emotional Health

As a platform with a high concentration of young users, Zhihu is acutely aware that mental health among the youth has become a core topic of high engagement, especially amidst the acceleration of AI applications and the fast-paced nature of modern society. Addressing sources of anxiety such as interpersonal relationships, the workplace, parenting, and emotional struggles, we have gathered a large number of experts and professional contributors in the psychological and medical fields.

Through professional sharing, in-depth discussions, and public welfare activities, we are committed to popularizing psychological knowledge, analyzing the root causes of issues, and providing professional guidance. This not only helps users manage stress scientifically but also effectively mitigates negative emotions within the community, using professional strength to build a healthy and positive online emotional environment.

> ### ✐ Case: "It's Okay, Having a Few Problems is Normal" Offline Salon
>
> On World Mental Health Day, we launched a special offline "Yan Salon" titled "It's Okay, Having a Few Problems is Normal," aimed at paying deep attention to public emotional health.
>
> The event invited cross-disciplinary guests, including sociologists and university lecturers, to share insights on core issues such as psychological crisis management, anxiety relief, and emotional guidance. Combining personal experiences with diverse perspectives, the guests turned their attention to broad social groups: from college students trapped in "involution" (intense competition) anxiety to workplace pillars experiencing the "35-year-old crisis," and the elderly who are often overlooked by society.
>
> By meticulously deconstructing common psychological dilemmas, the guests not only helped the audience face and overcome mental crises but also provided "spiritual solutions" that combined humanistic warmth with practical utility. We hope that through such deep exchange, everyone can find an emotional outlet under pressure and reshape their inner peace.
>
>

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 **Case: "Can Human Inspiration be Handed Over to AI?" Roundtable**

Against the backdrop of the AI wave sweeping through various industries, Zhihu collaborated with AI developers, practitioners, and mental health users to launch the "Can Human Inspiration be Handed Over to AI?" roundtable. Addressing the workplace anxiety felt by some young people fearing replacement by AI, the event invited guests from various sectors to engage in multi-dimensional discussions on AI creation versus human creativity, providing in-depth answers to real-world concerns.

By gathering public wisdom, we explored how to further highlight the unique value of humans as the boundaries of AI capabilities continue to expand. This activity not only helped users objectively view the relationship between AI and their own development but also effectively alleviated the emotional stress brought by technological change, guiding the public to embrace future challenges and opportunities with a more positive and rational mindset.

4.4 Assisting in Ecological Environmental Protection

Zhihu actively fulfills its environmental responsibilities. Although our business operations do not involve significant environmental impacts, and we do not directly own or operate any data centers, we consistently focus on ecological protection. By partnering with various charitable organizations, Zhihu actively carries out various public welfare activities and promotional campaigns to help establish a sustainable ecological environment and contribute to the protection of our planet.

Case: Supporting Ecological Protection Through Action

Zhihu has always been committed to spreading green living concepts through practical actions. In 2025, we donated to support the "Jingcao Carnival" (Wild Grass Carnival) organized by the SEE Foundation. This event promotes green lifestyles to the public through rich ecological science popularization and immersive natural experiences, effectively driving biodiversity conservation. This donation directly supported the smooth execution of ecological science and nature experience activities across various regions, allowing environmental concepts to take root in people's hearts.

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05 RESPONSIBLE GOVERNANCE

The Group upholds the philosophy of excellence in governance, continuously refining our corporate governance framework to protect shareholder rights and drive sustainable development. Regarding ethical conduct, we strictly adhere to the principle of integrity in operations and have established a zero-tolerance anti-corruption mechanism. Through systematic reviews, employee training, and the optimization of whistleblowing procedures, we continuously regulate business conduct. Simultaneously, we have fully implemented life-cycle supply chain management, committing to mutually beneficial partnerships with suppliers to practice responsible operations together.

Aligning with the United Nations Sustainable Development Goals:


12 RESPONSIBLE CONSUMPTION AND PRODUCTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

5.1 Corporate Governance Structure

Zhihu places high importance on the independence, diversity, and professional expertise of the Board of Directors. During the director nomination process, we comprehensively consider multiple factors–including gender, age, cultural background, educational experience, industry expertise, and professional skills–to promote a diverse and balanced Board composition. The Nomination Committee periodically reviews the Board Diversity Policy, as well as the structure, size, and composition of the Board, providing recommendations for optimization accordingly.

Currently, the Zhihu Board of Directors consists of seven members. In addition to implementing gender diversity, we emphasize a multi-dimensional balance of professional backgrounds, industry seniority, and core skills. We have gathered top experts specializing in aspects including technological innovation, financial audit, and capital operations. Through a clear leadership structure and exceptional professional caliber, we ensure the Group possesses forward-looking strategic insight grounded in stable operations.

During the Reporting Period, the Group organized a series of training sessions for all directors and management, covering key areas such as listing compliance, corporate governance, ESG, and anti-fraud, thereby strengthening the compliance awareness of Board members and enhancing decision-making quality and corporate governance standards.


Board Independence and Diversity
Board Members 7
Female Directors 1
Independent Directors 3
Board Structure
Audit Committee
Remuneration Committee
Nomination Committee
Corporate Governance Committee

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5.2 Risk Management

Zhihu is committed to establishing effective risk management and internal control systems to ensure stable business operations and create long-term value for the Group. The Audit Committee assists the Board in continuously supervising the implementation of risk management policies at the Group level, ensuring that internal control systems effectively identify, manage, and mitigate risks involved in business operations. The Group has established an Internal Audit Department responsible for reviewing the effectiveness of internal control systems and reporting any identified issues to the Audit Committee.

In daily operations, the Group faces various risks, including operational, credit, data privacy, legal compliance, and internal control risks. To address these challenges, we have constructed a "Three Lines of Defense" risk management model and established an internal risk control framework and risk management system under the Board's supervision, achieving systematic management of internal and external risks.

"Three Lines of Defense" Risk Management Model	
First Line of Defense	**Business Departments:** Responsible for identifying, assessing, monitoring, and managing potential risks in daily operations
Second Line of Defense	**Functional Departments such as HR, Legal, Finance, Risk Control, Community, and Safety & Governance Center:** Responsible for providing professional expertise, support, and safeguards for the effective implementation of the first line of defense.
Third Line of Defense	**Monitoring and Internal Audit Functions of the Risk Control Center:** Responsible for evaluating the Group's risk management and internal control systems and supervising the implementation status of the first and second lines of defense. This function maintains a high degree of independence.

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We continuously enhance internal control effectiveness by strengthening internal control systems, reinforcing compliance reviews, and implementing project audits. The Group has formulated core systems such as the Regulations Management Code, the Conflict of Interest Management Policy, and the Internal Audit Management Policy. Referencing the COSO Internal Control Framework model, we have established a comprehensive risk management process and implemented a full-chain risk control process to effectively identify and respond to various risks.

Risk Management Process



Risk Identification

Periodically conduct internal self-assessments of risks faced by the Group, forming documents such as risk self-assessment tracking lists.



Risk Confirmation

Synchronize identified risks with relevant departments for confirmation.



Risk Response

Formulate audit plans and corresponding risk response measures based on different risks. Senior management and the Internal Audit Department supervise rectification and follow up on progress to ensure issues are resolved.



Risk Assessment

Senior management and the Internal Audit Department conduct reviews of major risk cases, proposing improvement suggestions to enhance risk management levels.

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5.3 Fostering a Fair Business Environment

Adhering to high standards of business ethics is the core guarantee for a company's long-term development. Zhihu strictly follows ethical norms of fairness, trust, and openness, maintains zero tolerance for corruption, and is committed to building a sustainable business environment within internal management and the external ecosystem.

Zhihu is committed to fostering a fair market environment, firmly opposing actions that improperly restrict or eliminate market competition and consistently engaging in anti-unfair competition and anti-monopoly efforts. Based on laws and regulations, such as the *Law of the People's Republic of China Against Unfair Competition* and the *Anti-Monopoly Law of the People's Republic of China*, Zhihu promptly updates relevant Group policies, cultivates a culture of integrity and honesty, upholds its responsibilities and obligations, and establishes a transparent, fair, and ethical foundation for business conduct.

Zhihu implements a zero-tolerance policy toward corruption. We establish "red line" awareness and promote the construction of an upright enterprise through anti-corruption system building, employee codes of conduct, partner advocacy, and other initiatives. During the Reporting Period, the Group was not aware of any concluded legal cases regarding corruption involving the Group or its employees.

Anti-Corruption Policy and Management System

Zhihu has formulated internal systems such as the Zhihu Employee Integrity Code, the Zhihu Employee "Seven Red Lines", the Zhihu Employee Sunshine Declaration Policy, and the Zhihu Sunshine Monitoring Policy. Led by the Risk Control Center with the collaboration of the Legal, Human Resources, and Finance departments, we have established an anti-corruption governance mechanism. We regularly report anti-corruption progress to the Board's Audit Committee, continuously improve the anti-corruption system, strengthen internal supervision, and regulate corporate anti-corruption behavior.

Synergistic Governance of Anti-Money Laundering and Anti-Unfair Competition

To comprehensively prevent operational risks, Zhihu incorporates Anti-Money Laundering (AML) and anti-unfair competition into a unified compliance framework. In accordance with the laws and regulations, such as the *Anti-Money Laundering Law of the PRC* and the *Law Against Unfair Competition*, Zhihu has formulated the Administrative Measures for Anti-Money Laundering and Anti-Terrorist Financing and the Compliance Guidelines for Market Competition Behavior, defining the responsibilities and behavioral boundaries of each department. Through an intelligent risk monitoring system, we conduct real-time monitoring of capital flows and market behavior, sharing whistleblowing and investigation resources with the anti-corruption mechanism to form a compliance defense system covering multi-dimensions including finance, markets, and partnerships.

Policy Communication and Specialized Training

In 2025, in cooperation with the Cyberspace Administration of China (CAC), we utilized their official platform to conduct focused business ethics training for key positions and personnel within the Group. The training, which ran from November to December 31, 2025, covered 100 personnel in high-risk positions. The content was closely aligned with current internet enterprise compliance practices, enhancing the relevance and effectiveness of the training. Additionally, the Supervision Department conducted multiple integrity advocacy training sessions for specific business units (such as the Growth Center, Community Operations, and Commercial Advertising Sales teams) during the year.

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Key Control Measures

Employee Code of Conduct and Training

- All employees are required to study the Zhihu Employee "Seven Red Lines" and the "Zhihu Employee Integrity Code".

- Training content is closely integrated with internet industry characteristics and regulatory dynamics, covering interpretations of internal systems like the Zhihu Employee Integrity Code and Zhihu Employee "Seven Red Lines", analysis of typical fraud cases, conflict of interest declaration guidelines, and explanations of internal whistleblowing and protection mechanisms. The training enables employees to understand behavioral boundaries, identify business integrity risks, and follow appropriate procedures for guidance and oversight.

- Specialized integrity education and scenario-based simulations are conducted for high-risk positions such as procurement, sales, finance, and public relations. Various formats–including online courses, offline lectures, interactive seminars, and assessments–are used to ensure results are measurable and traceable.

- Learning effectiveness and behavioral improvements are evaluated through post-training surveys and knowledge tests. Training materials are updated regularly to reflect the latest regulatory changes and internal policy adjustments. Annual anti-corruption and anti-commercial bribery training is organized for all staff.

Digital Monitoring and Audit

- Digital tools such as financial systems, procurement platforms, and contract management systems are used to achieve real-time monitoring and abnormal alerts for key business processes. The Internal Audit Department periodically conducts integrity audits in key areas such as procurement, marketing, and investment/financing.

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Whistleblowing and Investigation Mechanism

- The Group has established a multi-channel whistleblowing platform (including anonymous email, hotlines, and internal system portals) and internal systems such as the Supervision Department Case Investigation Norms and the Whistleblower, Complainant, and Witness Protection Policy. These regulate the whistleblowing process and establish protection mechanisms, strictly controlling access to reports to ensure the security of whistleblower information and privacy, precluding any form of retaliation. Whistleblowers may submit information via the monitoring and reporting email, with cases handled in accordance with internal investigation processes and timelines to ensure timely response and follow-up.

- For cases where allegations are substantiated, the Group strictly enforces disciplinary actions and refers cases to judicial authorities depending on the severity.

Partner Integrity Management

- Integrity background checks are implemented during the onboarding of business partners including suppliers, contractors, agents, and they are required to sign an *Integrity Cooperation Agreement*.

- Periodic integrity assessments and audits are conducted for business partners, with specialized compliance checks for key collaborators.

Internal Processing Flow

Zhihu's internal integrity supervision is managed by the Risk Control Center. Through routine audits, whistleblowing intake, and daily data analysis, and other means, the center proactively identifies and investigates suspicious individuals and matters, handling confirmed fraud in accordance with laws and regulations. During the reporting year, the supervision platform operated stably, maintaining normalized operations in daily collaboration, risk warning, and existing risk screening to ensure the integrity defense line remains robust.

Zhihu strictly follows the Whistleblower Protection Policy to ensure that reporting channels are open, processes are secure, and handling is fair. The Group encourages internal and external personnel to report any suspected violations of laws, regulations, or business ethics. We promise strict confidentiality of whistleblower information and strictly prohibit any form of retaliation.

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To facilitate the reporting of issues by stakeholders, Zhihu provides the following channels:

Whistleblowing Channels	
Whistleblowing Email	jubao@zhihu.com（Encrypted management by designated personnel）
Whistleblowing Hotline	Located in the Risk Control Center;Answered throughout business days
Internal Portal	Employees can submit via the OA Integrity Reporting module.
Mailing Address	Designated address for the Zhihu Supervision Department in Beijing.

All reports are centrally managed by the Risk Control Center following a six-step closed-loop process:

Standardized investigation and processing procedures

Receipt and Registration	Designated personnel receive reports from all channels, assigning unique tracking numbers to ensure records are complete and traceable.
Preliminary Evaluation	Initial assessment completed within 3 working days to determine if the report falls within the scope of acceptance. Qualified cases are formally filed, and an investigation team is formed.
Investigation	The team conducts investigations according to regulations, collaborating with Legal, HR, and Finance departments as necessary while ensuring the safety of whistleblower and witness information.
Reporting and Approval	A report is formed after the investigation, providing handling recommendations for approval by the Audit Committee or relevant senior management.
Handling and Execution	For confirmed violations, disciplinary actions, economic recovery, or referral to judicial authorities are executed based on company policies.
Archiving and Optimization	Case materials are fully archived, and periodic reviews are conducted to optimize systems and processes.

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Disclosure, Transparency, and Continuous Integrity Actions

Zhihu periodically discloses anti-corruption policies, training status, and whistleblowing mechanisms through its official website, annual ESG reports, and internal communications to enhance transparency. Zhihu will continue to optimize its anti-corruption management system, focusing on the construction of intelligent risk monitoring systems to improve early warning capabilities. In the future, we will launch more integrity culture brand activities to enhance awareness, referencing and aligning with domestic and overseas anti-corruption standards to continuously improve compliance levels.

5.4 Ensuring Responsible Supply Chain Management

Zhihu views the supply chain as a critical link in achieving sustainable development. We are committed to building a responsible, resilient, and highly collaborative supply chain system. By systematically integrating ESG principles into the entire process of supplier admission, assessment, cooperation, and development, we manage environmental and social risks within the supply chain and work with partners to drive a green transformation of the value chain and achieve long-term mutual success.

Management Systems

Zhihu strictly adheres to the *Law of the People's Republic of China on Bid Invitation and Bidding* and the *Regulations for the Implementation of the Law of the People's Republic of China* on *Bid Invitation and Bidding*, along with other relevant laws and regulations. The Company has established a series of high-standard supplier management regulations, including the Supplier Management Specifications of Zhihu, the Procurement Management Regulations of Zhihu, and the Management Specifications for Sourcing, Procurement and Contract Fulfillment of Zhihu. These regulations provide comprehensive control over procurement activities from policy formulation to execution. Additionally, Zhihu has developed strict management requirements for procurement and requisitioning personnel, such as the Code of Conduct for Procurement Employees of Zhihu and the Code of Conduct for Procurement Employees of the Group, to create a robust supplier service guarantee system.

Supplier Admission and Classified Management

Based on the products and services provided, we classify suppliers into three major categories: IT, General Services, and Marketing Services, implementing differentiated admission assessments and management strategies.

As of the end of 2025, Zhihu had a total of 8,148 active suppliers (including 8,008 in Mainland China, 22 in Hong Kong, Macau, and Taiwan, and 118 overseas). 100% of suppliers involved in procurement activities are aware of and comply with Zhihu's supplier management policies. We continue to expand the scope of systematic management; this year, 1,061 core and key suppliers were incorporated into our unified supplier management system to implement standardized management practices.

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Supplier ESG Assessment and Risk Management

We continuously refine our supplier ESG assessment mechanism, embedding environmental and social risk assessments into both the admission and contract fulfillment stages. We focus on compliance and performance in areas such as environmental impact, labor rights, business ethics, and information security management. Based on the Supplier Performance Management system, Zhihu tracks and evaluates supplier performance continuously. Depending on the category and business characteristics, we conduct assessments periodically-monthly, quarterly, or annually. Results are reflected through scores and ratings, supported by positive and negative incentive mechanisms to encourage suppliers to improve management quality. For suppliers identified with negative impacts during assessments, we implement measures such as time-bound rectifications, on-site audits, and performance interviews, while tracking their improvement progress.

Zhihu sets differentiated qualification and inspection standards for different procurement categories:

- Zhihu requires qualifications such as Cybersecurity Multi-Level Protection Scheme (MLPS) certification, energy-saving review certificates, and Environmental Impact Assessments (EIA).

- Zhihu requires certifications such as ISO 9001 (Quality Management) and ISO 14001 (Environmental Management).

- For certain critical suppliers, Zhihu conducts on-site inspections to strictly control admission thresholds, prioritizing products and services from suppliers with environmental certifications to practice responsible procurement.

In the increasingly vital field of data security, we have integrated supply chain information security control into the Group's overall governance framework. In 2025, the procurement department actively supported internal and external audits for ISO 27001 (Information Security Management) and ISO 27701 (Privacy Information Management) systems, ensuring supplier management aligns with international standards to collectively fortify data security.

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Supplier Integrity and Compliance Commitments

Integrity and fair trade are the cornerstones of our cooperation with suppliers. We require 100% of suppliers involved in new procurement activities to sign the Anti-Corruption and Anti-Bribery Agreement and the Commitment to Fair Trade, establishing behavioral norms at the contractual source. To further reinforce compliance awareness, we integrate integrity advocacy into daily business interactions. In 2025, during on-site inspections of 21 suppliers, we conducted face-to-face briefings on business ethics and anti-corruption to promote a culture of compliance throughout the supply chain.

Collaborative Development with Suppliers

To improve collaboration efficiency, we implemented the following key initiatives in 2025:

Supplier Training & Capacity Building	A total of 44 supplier training sessions were held throughout the year, including 23 sessions on business exchange and rule communication at bidding sites, and 21 sessions on integrity and compliance during on-site inspections.
Supplier Experience Survey	For the first time, we conducted a cooperation experience survey for all active suppliers, achieving a response rate of 74.71%. The survey covered commercial efficiency, compliance support, ESG synergy, and other areas to identify pain points and optimize collaboration mechanisms.
Digital Transformation Empowerment	Zhihu's online procurement system has achieved end-to-end digital management. Through the dimensions of procurement operations and supplier management, we gain comprehensive insights into execution. The "Full-Chain Data Dashboard" provides data support for optimizing procurement strategies, enhancing the scientific feasibility of decision-making, and strengthening dynamic supplier management, risk monitoring, and early warning. In 2025, we launched a digital upgrade project for the procurement system, focusing on three directions: intelligent risk control, paperless processes, and transparent settlement, utilizing technology to enhance the overall efficiency and sustainability of the supply chain.

Green Procurement and Low-Carbon Supply Chain

We actively incorporate environmental factors into procurement decisions, prioritizing products and services that meet environmental standards. For key suppliers such as data centers, we continuously monitor their performance in energy efficiency, carbon management, business continuity, and climate risk management.

Looking ahead, we aim to move toward a more responsible value chain by focusing on the following goals to deepen ESG integration and innovation:

Full Implementation of Electronic Signing	This year, we implemented an online electronic signing system to achieve full digitalization and paperless contract execution, improving efficiency and reducing resource consumption.
Launch of Collaborative Optimization Actions	Based on deep insights from the 2025 supplier survey, we will systematically launch "Supply Chain Collaborative Optimization Actions" to establish long-term, normalized mechanisms for supplier support and mutual development.
Refinement of ESG Performance Evaluation	We will continuously iterate the supplier ESG assessment model, strengthening the measurement and management of environmental and social impacts to build a more resilient and sustainable value chain with our suppliers.

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06 ADVOCATING FOR ENVIRONMENTAL PROTECTION

Zhihu is committed to addressing the climate challenges of its future business, actively conducting climate risk assessments and management, and moving toward a green and sustainable future. While continuously promoting green office practices, we leverage our platform's influence to actively disseminate environmentally friendly and green concepts, guiding the public to focus on climate change and collectively building an ecological civilization.

Aligning with the United Nations Sustainable Development Goals:



6.1 Addressing Climate Change

Zhihu attaches great importance to the potential impact of climate change on its business ecosystem. We have systematically built a climate risk management mechanism centered on the four core pillars of Governance, Strategy, Risk Management, and Metrics and Targets, strictly following the "Climate-related Disclosures" requirements in Part D of the *ESG Reporting Guide* of the Hong Kong Stock Exchange and referencing *IFRS S2 – Climate-related Disclosures* issued by the International Sustainability Standards Board (ISSB). We are committed to achieving our own green transformation through the application of AI technology, thereby empowering users, industries, and society toward green development, creating a more resilient and sustainable future while addressing climate challenges.

Governance

Zhihu consistently integrates sustainable development concepts into its corporate strategy and earnestly fulfills its emission reduction commitments. We place high importance on climate change governance, ensuring that climate-related risks and opportunities are effectively identified and addressed by continuously optimizing internal management mechanisms.

The Board of Directors, as the highest decision-making body for the Group's climate change matters, bears ultimate responsibility for climate-related strategies, information disclosure, and management effectiveness. The Board has authorized the Corporate Governance Committee to provide specialized oversight of climate-related issues. This committee is responsible for supervising the identification, assessment, and management processes of climate risks, reviewing the formulation and progress of climate-related targets, and providing professional recommendations to the Board. Simultaneously, the committee oversees relevant functional departments in implementing climate response actions. In supervising Group strategies, major transaction decisions, and risk management, the Corporate Governance Committee fully considers climate-related risks and opportunities, prudently weighing trade-offs–such as balancing short-term transition costs against long-term sustainability benefits–to ensure decisions align with the Group's long-term interests. At the execution level, the ESG Working Group manages and supervises the Group's daily ESG governance to ensure strategies, targets, and policies are implemented across all business segments. The Corporate Governance Committee meets at least once a year to report annual progress to the Board. Additionally, the Board reviews the ESG report annually to stay updated on climate-related risks and opportunities, ensuring climate factors are fully integrated into the Group's overall strategic planning.

To ensure the governance level is equipped to handle climate issues, we conducted ESG and climate-related training or sharing sessions for the Board and management during the Reporting Period. These sessions aimed to help management understand the latest guidance changes and industry responses. As of the end of the Reporting Period, the Group has not yet incorporated climate-related factors into its remuneration policy. In the future, we will evaluate and improve relevant incentive mechanisms based on regulatory requirements and actual business conditions. For detailed responsibilities of the climate governance structure, please refer to the "ESG Governance Structure" section.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Strategy

Zhihu continuously monitors changes in the external environment, dynamically reviewing and updating its climate strategy. We have identified a series of climate-related risks and opportunities with significant financial impacts and formulated targeted response measures. We assess direct or indirect financial impacts across short-term (within 3 years), medium-term (3-5 years), and long-term (over 5 years) horizons. Currently, we have identified 5 climate risks (3 transition risks and 2 physical risks) and 2 climate opportunities, aiming to seize green transition prospects to help build more climate-resilient communities and society.

Risk Type	Risk Description	Potential Financial Impact	Time Horizon	Scope of Impact	Key Response Measures
Physical Risks					
Acute Physical Risk	Frequent extreme weather (typhoons, rainstorms, blizzards) affects office and leased data center operations and equipment safety; extends employee commutes. These pose a potential threat to employee safety and business continuity.	• Increased operating costs • Increased insurance and subsidy costs • Revenue loss from business interruption	Short-term	Upstream value chain, Direct operations	• Consider historical natural disaster data when the Group selects operational sites or leasing data centers, and prioritize locations with favorable climate conditions. • Equip leased data centers with diesel generators, UPS, and thermal storage, among other infrastructure measures, to mitigate risks from extreme weather. • Issue early warnings and alerts for extreme weather; implement *Emergency Response Plans*, which includes specific protocols for flood control and other natural disasters; implement remote work when needed to safeguard personnel and property.
Chronic Physical Risk	Global warming (rising average temperatures, changing precipitation etc.) increases demand for cooling and water in offices and leased data centers.	• Increased operating costs • Increased capital expenditure	Long-term	Upstream value chain, Direct operations	• Maintain optimal office temperatures via employee feedback. • Set performance KPIs for leased data centers to maintain reasonable energy use and supply levels.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Risk Type	Risk Description	Potential Financial Impact	Time Horizon	Scope of Impact	Key Response Measures
Transition Risks					
Policy & Legal Risk	Stricter climate-related laws, regulations, and rising expectations for environmental disclosure from domestic and international regulators, as well as rating indices. Zhihu must continuously improve the comprehensiveness and accuracy of its environmental reporting to mitigate compliance risks and avoid potential costs associated with high emissions and required reduction investments.	• Increased operating costs • Increased capital expenditure	Medium to Long-term	Upstream/Downstream value chain, Direct operations	• Regularly monitor climate-related laws, regulations and policies; communicate impacts across business lines; implement appropriate strategies and measures. • Optimize environmental management measures; enhance monitoring and analytical control systems to improve the comprehensiveness and accuracy of environmental reporting.
Technology Risk	Pressure to transition to low-carbon technologies amid global climate adaptation and mitigation efforts, adopt low-carbon solutions and purchase energy-saving equipment.	• Increased operating costs • Increased capital expenditure	Medium to Long-term	Upstream value chain, Direct operations	• Optimize operational efficiency; use energy-saving technologies and equipment; monitor and manage overall energy performance; explore clean energy opportunities. • Encourage adoption of green technology by Zhihu and its value chain, e.g., increase the use of cloud servers, promote green offices practices; explore energy conservation and emissions reduction opportunities.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Risk Type	Risk Description	Potential Financial Impact	Time Horizon	Scope of Impact	Key Response Measures
Market Risk	Potential loss of market share if carbon emissions are not reduced as public environmental awareness grows.	• Increased capital expenditure • Decreased revenue	Medium to Long-term	Direct operations, Downstream value chain	• Leverage the resources and influence of the Zhihu platform to advocate green concepts through campaigns, roundtables, exhibitions, and other means to enhance corporate image customer appeal.
	Growing adoption of sustainability policies extends emission effort to value chain. This increases demand for green supply chains.	• Increased procurement costs	Long-term	Upstream value chain, Direct operations	• Strengthen environmental requirements for suppliers; use incentives and penalty mechanisms to promote clean energy use; energy-efficient technologies, and other low-carbon measures.
Reputation Risk	Stakeholders place increasing attention on corporate green development and emissions reduction performance with the introduction of China's "Dual Carbon" goals, raising expectations for Zhihu's response.	• Increased operating costs • Decreased revenue • Increased financing costs	Long-term	Direct operations, Downstream value chain	• Strengthen stakeholder engagement and enhance completeness, accuracy, and transparency of disclosure on key areas of concern. • Continuously clarify environmental impact targets to contribute to achieving "Carbon Peak and Carbon Neutrality" goals, strengthening the Zhihu's reputation in social responsibility and environmental protection.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Opportunity Type	Opportunity Description	Time Horizon	Our Actions
Resource Efficiency	Improving the efficiency of electricity, water, and other resource use to reduce operational to reduce costs.	Short to Medium-term	Adopting new energy-saving technologies and high-efficiency equipment in offices to enhance office electricity and water efficiency.
Products	Launching products to popularize environmental protection and ESG knowledge, enhancing awareness of carbon reduction and sustainability.	Medium to Long-term	Providing ESG-related certification courses and exams on our training platform on our training platform, enabling interested user to yale part in the courses and the examinations.

Risk Management

Zhihu periodically reviews all corporate risks that may affect business operations, including climate-related risks. The Risk Control Center is responsible for analyzing the Group's overall risk management and internal control systems, performing scientific risk ratings based on the likelihood of occurrence and the degree of impact on financial and business operations.

This year, we identified no significant climate-related risks, and our risk management process remained unchanged in response to new climate risks. The Board and Audit Committee regularly review the identification and management of climate risks and opportunities, supervising the effectiveness of response measures and providing management advice to ensure the Group remains robust amidst climate changes.

Metrics and Targets

Zhihu actively responds to the goals of the Paris Agreement and China's "3060" Dual Carbon goals by setting clear climate-related targets. In driving the transition to a green economy, we focus not only on hard indicators like energy saving and emission reduction but also on the "soft power" of employee environmental awareness. Through energy-saving strategies and green office actions, we aim to reduce operational carbon emissions (see Sections 6.2 and 6.3 for details). During the Reporting Period, we did not invest any material amount of capital expenditure towards climate-related risks and opportunities, and only conduct routine office energy management.

At the same time, we have established an environmental target monitoring mechanism to track key indicators. Currently, the Group has not integrated climate factors into remuneration or adopted internal carbon pricing. We will continue to monitor industry trends and explore the feasibility of internal carbon pricing to refine our carbon management system, ensuring steady progress along the path of green and low-carbon development.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Zhihu Environmental Targets

Carbon Reduction Target

Self-operated sites:

- By 2027, reduce Scope 2 GHG emission intensity (tCO_2e/sqm) by 5% compared to the 2022 baseline.

- The current greenhouse gas emission density in Scope 2 is 0.05 tons of CO_2 equivalent per square meter, a reduction of 19.7% compared to the baseline year.

Waste Management Target

Zhihu Office Implementation:

- 100% Non-hazardous Waste Sorting; and

- 100% Hazardous Waste Recycling and Treatment

2025 Status:

- All non-hazardous waste has been sorted and disposed of.

- All hazardous waste has been recycled or rendered harmless by third parties.

Energy Saving Targets

Zhihu's all self-operated sites:

Ø   Based on 2022's value, reduce electricity consumption per unit area by 5% by the end of 2027.

2025 Status:

- Currently the group's electricity consumption per unit area is 84 kWh/m², a decrease of 14.4% compared to the baseline year. We will continue to take environmental actions to maintain this emission reduction effect.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.2 Practicing Green Operations

Zhihu upholds the philosophy of green operations, strictly adhering to the *Environmental Protection Law of the PRC*, the *Energy Conservation Law of the PRC*, the *Water Pollution Prevention and Control Law of the PRC*, the *Solid Waste Pollution Environmental Protection Law of the PRC*, and the *Regulations on Domestic Waste Management of Beijing Municipality* and other laws and regulations. By formulating internal standards such as the Zhihu Office Area Energy Conservation Policy, we strive to build a low-carbon operational model. We focus on office processes and value chain management to contribute to environmental sustainability and achieve harmony between the enterprise and nature.

During the Reporting Period, we had no violations of environmental laws, no major environmental incidents, and received no notices of environmental penalties or litigation.

Green Office

To improve energy management, we established an Energy Management Team responsible for environmental management, policy development, advocacy of energy conservation, and supervision in office areas. The team monitors energy consumption monthly. Execution is detailed by office area and implemented by the Administration Department to ensure green office targets are met.

Energy Use

In equipment management, we use energy-saving LED lighting and smart HVAC systems, dynamically adjusting temperatures based on seasons. Through a power box monitoring system, we achieve real-time load monitoring; this year, we identified and adjusted high-voltage risks in certain areas, preventing equipment inefficiency and extending equipment lifespan. We also prioritize purchasing second-hand furniture to promote circularity.

In practice, we advocate for "lights off when leaving" to reduce standby power. On-site personnel conduct three daily inspections and temperature checks to ensure idle equipment is turned off. We include energy and water saving in employee training and internal communications. In addition, energy-saving and emissions reduction signage is placed near major electricity-consuming equipment, embedding green office principles into daily operations.

Resource Utilization

We manage resources with a focus on conservation, primarily regarding water and office supplies. As the Group does not produce physical products, we generate no packaging waste.

No issues related to water sourcing have been identified. All fresh water is supplied by the municipal government. We have taken various measures to improve utilization efficiency, including reinforcing regular maintenance to ensure proper operation of faucets and related systems, and installation of sensor-activated faucets and smart flushing systems to optimize water usage. Water-saving signage is also used to promote water conservation habits.

In terms of office supplies, we encourage double-sided printing, paper reuse, and paperless offices. Office areas are equipped with paper recycling bins for the collection and reuse of recyclable paper. Additionally, we prioritize the use of refillable pens and other reusable office supplies to reduce disposable items and minimize resource waste at the source.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Waste Management

Disposed wastes from Zhihu's office operations mainly include non-hazardous waste (domestic and food waste) and small amounts of hazardous waste (batteries, toner cartridges). During disposal, we adhere to the principles of waste segregation and harmless treatment, and follow a "four-category" sorting method for domestic waste from office operations, aiming to facilitate waste recycling and circularity. Hazardous waste is is classified based on its nature, with dedicated collection, storage, and treatment processes to ensure effective management and minimize environmental impact.

Multiple measures were implemented this year to minimize waste generation at the source:

- **Eco-friendly products:** Replaced single-use food containers with biodegradable food container, and switched printer cartridges to biodegradable models.

- **Recycling:** Implemented plastic bottle recycling.

- **Reducing packaging:** Replaced office bottled water with direct drinking water systems to minimize bottled water usage and packaging waste.

- **Fine management:** Implemented systematic catering management to reduce food waste and minimize kitchen waste at the source.

- **Recycling activities:** Held second-hand markets to facilitate employee exchanges of idle items and donate unused departmental supplies to those in need.

Green Data Centers

Held second-hand markets to facilitate employee exchanges of idle items and donate unused departmental supplies to those in need.

- **Expanding Cloud Server Proportion:** Comparing to the traditional servers, cloud servers allow flexible resource allocation based on operational needs. Through task and resource integration, we effectively prevent electricity waste from idle equipment and improve overall efficiency and resource utilization.

- **Selecting Energy-Efficient Centers:** At the server leasing approval stage, we require suppliers to provide environmental certifications; some partners have achieved carbon neutrality certification. We prioritize centers with high energy efficiency and set Power Usage Effectiveness (PUE) performance requirements, enforcing strict control over energy usage levels.

- **Optimization of Online/Offline Hybrid Deployment in Data Centers:** We use dynamic scheduling to fill idle resources with offline tasks to achieve ("peak shaving"). We regularly scan utilization rates to optimize resource allocation and recycle inefficient machines, reducing overall server and infrastructure energy consumption.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2025 Key Data Center Metrics:

Annual minimum PUE for online rental data center:	Annual minimum PUE for offline rental data center:
1.18	**1.16**

6.3 Advocating Environmental Concepts

Zhihu integrates environmental concepts into its corporate culture, empowering green transformation. Leveraging our platform's reach and influence, we actively promote sustainable lifestyles to users and society, collectively contributing to climate change mitigation.

For employee, we advocate for low-carbon living, encouraging walking, cycling, and public transport. We also encourage taking the stairs to reduce lower elevator energy consumption. At the same time, By tracking and analyzing employee business travel data, we implement operational strategies to reduce the use of high-emission transportation such as airplanes, fostering environmental awareness.

🖉 Case: Green Travel Promotion

To promote green commuting and support the achievement of carbon neutrality goals, we collaborated with a client to hold the "Dongfeng Honda S7 EV Experience Event", introducing new energy vehicles at Zhihu Headquarters., Employees deepened their understanding of new energy transportation through test-drives, effectively promoting the concept of sustainable commuting. Participating employees received exquisite branded merchandise as rewards, encouraging electric vehicle adoption and low-carbon lifestyles.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

For users and society, our platform hosts extensive ESG educational content published by enterprises and collaborative third-party institutions. Through articles, live streams, columns, and other means, we enable a wider audience to access and understand ESG knowledge. By integrating industry experts, corporate case studies, and practical tools, the platform has built a dynamic ESG learning ecosystem, continuously promoting green and sustainable practices and advancing societal sustainability.

Case: Zhihu Zhixuetang ESG Training

With the gradual implementation of "Dual Carbon" policies, businesses are facing higher standards, and ESG talent development has become a focus of internal training. To address this, Zhihu's corporate training service platform, "Zhixuetang Enterprise Edition," has launched a special course, "Frontiers of Corporate Development: ESG and Dual Carbon," offering a comprehensive solution through three pathways, from introductory to advanced:

Pathway 1: Company-wide Introduction
Suitable for employees at all levels interested in ESG. This course aims to establish a basic understanding of ESG and its applications, providing an overview of Dual Carbon policies and contributing to sustainable corporate development.

Pathway 2: Skills Enhancement
Targeting employees and managers in practical roles related to green finance, carbon emission management, and IPO ratings, and other practical perspectives, this course provides in-depth skills instruction and policy interpretation to enhance business capabilities and effectively identify corporate risks.

Pathway 3: Professional Certification
For professionals seeking certification, this course focuses on core examination topics, helping employees obtain ESG professional certifications, enhancing their personal value and the company's market competitiveness.


知学堂
ESG与双碳
5 位资深讲师
专业辅导
24 门精品课程
在线进阶
核心考点聚焦
持证备考

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

🖉 Case: "Sustainable Philosophy of Modern Youth" Theme Salon

This year, we hosted a salon themed "Sustainable Living Philosophy of Contemporary Youth," initiating an in-depth dialogue and experiment on living well, from mind and body to daily life, and jointly exploring everyone's answer to "sustainable living." The event featured three carefully designed interactive sessions:

Idle Item Exchange: Through a "barter" format, idle items were given new life and their value extended. This session not only promoted resource recycling but also subtly cultivated users' habits of upcycling waste.

Sustainable Living Proposal: This session focused on sustainable consumption and the principles of product selection. A "Sustainable Living Proposal Wall" was set up, inviting everyone to brainstorm and write down specific and small sustainable proposals they were willing to put into practice in their daily lives, transforming environmental concepts into concrete actions.

Climate Fresk Puzzle Game: This climate puzzle game is a tool for exploring climate change with a scientific spirit, aiming to raise public awareness of climate change. This salon features a professional facilitator who will guide participants in group collaborations to help them gain a deeper understanding of the severity of climate change and its underlying causes, thereby raising participants' awareness of environmental issues.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

APPENDIX

Key Performance Table

Environmental Key Performance Table

Category	Indicator	Unit	2025	2024
Emission	**Greenhouse Gas Emission**			
	Direct Emissions (Scope 1)[1]	Tonnes of carbon dioxide equivalent	0	0
	Indirect Emissions (Scope 2)[2]	Tonnes of carbon dioxide equivalent	794.03	936.63
	Indirect Emissions (Scope 3)[3]	Tonnes of carbon dioxide equivalent	912.29	1,002.75
	Total Greenhouse Gas Emissions (Scope 1 & 2)	Tonnes of carbon dioxide equivalent	794.03	936,63
	Greenhouse gas emission intensity (Scope 1 & 2)	Tonnes of carbon dioxide equivalent/square meter	0.05	0.07
	Total greenhouse gas emissions (Scope 1, 2, and 3)	Tonnes of carbon dioxide equivalent	1,706.32	1,939.38
	Greenhouse gas emission intensity (Scope 1, 2, and 3)	Tonnes of carbon dioxide equivalent/square meter	0.11	0.14
	Waste			
	Non-hazardous waste[4]	Tonnes	70.00	117.55
	Hazardous waste[5]	Tonnes	0.57[6]	0.09
	Non-hazardous waste intensity	Kilograms/square meter	4.33	8.39
	Hazardous waste intensity	Kilograms/square meter	0.035	0.006

---

[1]   During the Reporting Period, Zhihu did not consume direct energy such as gasoline, diesel, or natural gas, and therefore had no Scope 1 greenhouse gas emissions.

[2]   During the Reporting Period, Zhihu's Scope 2 GHG resulted from the consumption of purchased electricity. We adopted a location-based calculation method. The calculation method refers to the GHG Protocol: A Corporate Accounting and Reporting Standard,' The 2025 electricity emission factor is sourced from Announcement on the Release of the 2023 Electricity Carbon Dioxide Emission Factor which were the latest release by the Ministry of Ecology and Environment of the People's Republic of China and the National Bureau of Statistics. The 2023 electricity emission factor continues to refer to the Notice on the Management of GHG Emissions Reporting for Power Generation Sector from 2023 to 2025 as in 2023 ESG report.

[3]   During the Reporting Period, Zhihu disclosed Scope 3 emissions, covering Category 5 waste generated from operations and Category 6 business travel as per the *Corporate Value Chain (Scope 3) Accounting and Reporting Standard* . Category 5 covers all non-hazardous and hazardous waste, while Category 6 includes greenhouse gas emissions from business travel sourced from third-party platforms.

[4]   During the Reporting Period, the non-hazardous waste generated by Zhihu included office waste, domestic waste, and kitchen waste.

[5]   During the Reporting Period, the hazardous waste generated by Zhihu included electronic waste and batteries.

[6]   During the Reporting Period, the disposal of computer equipment increased due to the technology upgrade cycle.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Category	Indicator	Unit	2025	2024
Resource Usage	**Energy**			
	Direct energy consumption[7]	Kilowatt-hours	0	0
	Indirect energy consumption: Purchased electricity[8]	Kilowatt-hours	1,361,877.00	1,745,488.00
	Total energy consumption	Kilowatt-hours	1,361,877.00	1,745,488.00
	Energy consumption intensity	Kilowatt-hours/square meter	84.20	124.65
	Water consumption			
	Water consumption[9]	Tonnes	9729.5	11,149.00
	Water consumption density	Tonnes/square meter	0.60	0.80

---

[7] During the Reporting Period, Zhihu did not generate direct energy consumption.

[8] The purchased electricity data covers all of Zhihu's operational workplaces, including Beijing, Shanghai, Nanjing, Wuhan, Chengdu, and Guangzhou.

[9] The main sources of total water consumption in Zhihu are municipal water supply and drinking water, and there are no water purchases and no issues in sourcing water.

78 Zhihu Inc.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Social Key Performance Table

Category	Indicator	Unit	2025	2024
Employment	**Number of employees**			
	Total number of employees	Persons	1,154	1,887
	By employment type			
	Full-time employees	Persons	1,154	1,887
	Part-time employees	Persons	0	0
	By gender			
	Male employees	Persons	496	878
	Female employees	Persons	658	1,009
	By employee level			
	Senior management level employees	Persons	9	11
	Mid-level management employees	Persons	106	126
	Non-management employees	Persons	1,039	1,750
	By age group			
	Employees under age of 30	Persons	295	776
	Employees aged 30 and above	Persons	859	1,111
	By region			
	Employees based in the Mainland China	Persons	1,152	1,885
	Employees based in Hong Kong, Macau, Taiwan, China and overseas regions	Persons	2	2
	Employee turnover[10]			
	Total employee turnover rate	%	13.0%	26.6%
	By gender			
	Male employee turnover rate	%	15.9%	26.9%
	Female employee turnover rate	%	10.6%	26.5%
	By age group			
	Turnover rate of employees under the age of 30	%	17.9%	37.6%
	Turnover rate of employees aged 30 and above	%	10.3%	19.0%
	By region			
	Employee turnover rate in the Mainland China	%	13.0%	26.6%
	Employee turnover rate in Hong Kong, Macau, Taiwan, China and overseas regions	%	0.0%	100.0%

10 (Number of employees who left during the reporting year/Average number of full-time employees at the beginning and end of the reporting year) * 100%.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Category	Indicator	Unit	2025	2024
	Percentage of employees trained			
	By gender			
	Percentage of male employees trained	%	45.6%	47.0%
	Percentage of female employees trained	%	54.4%	53.0%
	By employee level			
	Percentage of management level employees trained	%	17.7%	7.4%
	Percentage of non-management employees trained	%	82.3%	92.6%
Development and training	**Average training hours[11]**	**Hours**	**15.6**	**13.1**
	By gender			
	Average training hours for male employees	Hours	16.0	13.1
	Average training hours for female employees	Hours	15.2	13.1
	By employee level			
	Average training hours for management level employees	Hours	36.1	46.5
	Average training hours for non-management employees	Hours	11.1	10.4
	Number of work-related fatalities	Persons	0	0
Health and Safety	Work-related fatality rate	%	0%	0%
	Lost workdays due to work injuries	Days	0	0
	Total number of suppliers	**Units**	**8,148**	**7,376**
	By region			
Supply Chain Management	Number of suppliers in the Mainland China	Units	8,008	7,244
	Number of suppliers in Hong Kong, Macau, Taiwan, China and overseas regions	Units	140	132

---

[11]   Average training hours: Total training hours for this category of employees/Number of employees in this category

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Reporting Guide Content Index

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Section
A. Environmental		
A1 Emissions		
General Disclosure		**6.2 Practicing Green Operations**
A1.1	The types of emissions and respective emissions data.	N/A (The group is not involved in any manufacturing process.)
A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Environmental Key Performance Indicators
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Environmental Key Performance Indicators
A1.5	Description of emissions target(s) set and steps taken to achieve them.	6.2 Practicing Green Operations
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	6.2 Practicing Green Operations
A2 Use of Resources		
General Disclosure		**6.2 Practicing Green Operations**
A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility)	Environmental Key Performance Indicators
A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility)	Environmental Key Performance Indicators
A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	6.2 Practicing Green Operations
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	6.2 Practicing Green Operations
A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	N/A (The group is not involved in any manufacturing process.)
A3 The Environment and Natural Resources		
General Disclosure		**6.2 Practicing Green Operations**
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	6.2 Practicing Green Operations

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
B. Social	
B1 Employment	
General Disclosure	**3.1 Protecting Employee Rights and Supporting Diversity and Inclusion** **3.3 Building a Workplace with a Sense of Belonging**
B1.1 Total workforce by gender, employment type (for example, full– or part-time), age group and geographical region.	Social Key Performance Indicators
B1.2 Employee turnover rates by gender, age group and region.	Social Key Performance Indicators
B2 Health and Safety	
General Disclosure	**3.4 Caring for Employee Health and Safety**
B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	3.4 Caring for Employee Health and Safety
B2.2 Lost days due to work injury.	Social Key Performance Indicators
B2.3 Description of occupational health and safety measures adopted, and how they are implemented and monitored.	3.4 Caring for Employee Health and Safety
B3 Development and Training	
General Disclosure	**3.2 Efficient Talent Echelon Construction**
B3.1 The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Social Key Performance Indicators
B3.2 Average number of hours of training completed per employee by gender and employee category.	Social Key Performance Indicators

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
B4 Labor Standards	
General Disclosure	**3.1 Protecting Employee Rights and Supporting Diversity and Inclusion**
B4.1	Description of measures to review employment practices to avoid child and forced labor.	3.1 Protecting Employee Rights and Supporting Diversity and Inclusion
B4.2	Description of steps taken to eliminate such practices when discovered.	3.1 Protecting Employee Rights and Supporting Diversity and Inclusion
B5 Supply Chain Management	
General Disclosure	**5.4 Ensuring Responsible Supply Chain Management**
B5.1	Number of suppliers by geographical region.	Social Key Performance Indicators
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	5.4 Ensuring Responsible Supply Chain Management
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	5.4 Ensuring Responsible Supply Chain Management
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	5.4 Ensuring Responsible Supply Chain Management

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
B6 Product Responsibility	
General Disclosure	**01 Creating Community Value** **02 Improve Service Quality and Create Responsible Products**
B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A (The group is not involved in any manufacturing process.)
B6.2 Number of products and service related complaints received and how they are dealt with.	2.3 Listening to Users, Optimizing Services
B6.3 Description of practices relating to observing and protecting intellectual property rights.	1.5 Intellectual Property Rights Protection
B6.4 Description of quality assurance process and recall procedures.	N/A (The group is not involved in any manufacturing process.)
B6.5 Description of consumer data protection and privacy policies, and 2.3 Information Security, how they are implemented and monitored Privacy Protection	2.1 Information Security and Privacy Protection
B7 Anti-corruption	
General Disclosure	**5.3 Fostering a Fair Business Environment**
B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases.	5.3 Fostering a Fair Business Environment
B7.2 Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	5.3 Fostering a Fair Business Environment
B7.3 Description of anti-corruption training provided to directors and staff.	5.3 Fostering a Fair Business Environment
B8 Community Investment	
General Disclosure	**04. Contributing to Social Value**
B8.1 Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sports).	04. Contributing to Social Value
B8.2 Resources contributed (e.g., money or time) to the focus areas.	04. Contributing to Social Value

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Part D: Climate-related Disclosures			Corresponding Section
Governance	19(a)	An issuer shall disclose the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities. Specifically, the issuer shall identify that body(s) or individual(s) and disclose information about: (i) how the body(s) or individual(s) determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to climate-related risks and opportunities; (ii) how and how often the body(s) or individual(s) is informed about climate-related risks and opportunities; (iii) how the body(s) or individual(s) takes into account climate-related risks and opportunities when overseeing the issuer's strategy, its decisions on major transactions, and its risk management processes and related policies, including whether the body(s) or individual(s) has considered trade-offs associated with those risks and opportunities; (iv) how the body(s) or individual(s) oversees the setting of, and monitors progress towards, targets related to climate-related risks and opportunities, including whether and how related performance metrics are included in remuneration policies	ESG Governance Structure 6.1 Addressing Climate Change – Governance
	19(b)	An issuer shall disclose the management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities, including information about: (i) whether the role is delegated to a specific management-level position or management-level committee and how oversight is exercised over that position or committee; and (ii) whether management uses controls and procedures to support the oversight of climate-related risks and opportunities and, if so, how these controls and procedures are integrated with other internal functions.	
Strategy	20	An issuer shall disclose information to enable an understanding of climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term. Specifically, the issuer shall: (a) describe climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term; (b) explain, for each climate-related risk the issuer has identified, whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk; (c) specify, for each climate-related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate-related risk and opportunity could reasonably be expected to occur; and (d) explain how the issuer defines 'short term', 'medium term' and 'long term' and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making	6.1 Addressing Climate Change – Strategy

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Part D: Climate-related Disclosures			Corresponding Section
	21	An issuer shall disclose information that enables an understanding of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain. Specifically, the issuer shall disclose: (a) a description of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain; and (b) a description of where in the issuer's business model and value chain climate-related risks and opportunities are concentrated (for example, geographical areas, facilities and types of assets).	6.1 Addressing Climate Change – Strategy
	22(a)	An issuer shall disclose information that enables an understanding of the effects of climate-related risks and opportunities on its strategy and decision-making. Specifically, the issuer shall disclose information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation. Specifically, the issuer shall disclose information about: (i) current and anticipated changes to the issuer's business model, including its resource allocation, to address climate-related risks and opportunities; (ii) current and anticipated adaptation and mitigation efforts (whether direct or indirect); (iii) any climate-related transition plan the issuer has (including information about key assumptions used in developing its transition plan, and dependencies on which the issuer's transition plan relies), or an appropriate negative statement where the issuer does not have a climate-related transition plan; and (iv) how the issuer plans to achieve any climate-related targets (including any greenhouse gas emissions targets (if any)), described in accordance with paragraphs 37 to 40;	6.1 Addressing Climate Change – Strategy
	22(b)	An issuer shall disclose information about how the issuer is resourcing, and plans to resource, the activities disclosed in accordance with paragraph 22(a).	6.1 Addressing Climate Change – Strategy
	23.	An issuer shall disclose information about the progress of plans disclosed in previous reporting periods in accordance with paragraph 22(a).	6.1 Addressing Climate Change – Strategy

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Part D: Climate-related Disclosures		Corresponding Section
24	An issuer shall disclose qualitative and quantitative information about: (a) An issuer shall disclose qualitative and quantitative information about how climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the reporting period; (b) An issuer shall disclose qualitative and quantitative information about the climate-related risks and opportunities identified in paragraph 24(a) for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements.	6.1 Addressing Climate Change – Strategy Financial effects relief adopted for quantitative information.
25(a)	The issuer shall provide qualitative and quantitative disclosures about how the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities, taking into consideration: (i) its investment and disposal plans; and (ii) its planned sources of funding to implement its strategy;	
25(b)	The issuer shall provide qualitative and quantitative disclosures about how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities.	
26(a)	An issuer shall disclose information that enables an understanding of the resilience of the issuer's strategy and business model to climate-related changes, developments and uncertainties, taking into consideration the issuer's identified climate-related risks and opportunities. An issuer shall use climate-related scenario analysis to assess its climate resilience using an approach that is commensurate with an issuer's circumstances. In providing quantitative information, the issuer may disclose a single amount or a range. Specifically, the issuer shall disclose the issuer's assessment of its climate resilience as at the reporting date, which shall enable an understanding of: (i) the implications, if any, of the issuer's assessment for its strategy and business model, including how the issuer would need to respond to the effects identified in the climate-related scenario analysis; (ii) the significant areas of uncertainty considered in the issuer's assessment of its climate resilience; and (iii) the issuer's capacity to adjust, or adapt its strategy and business model to climate change over the short, medium or long term;	6.1 Addressing Climate Change – Strategy Capabilities relief adopted for climate-related scenario analysis

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Part D: Climate-related Disclosures	Corresponding Section

26(b) An issuer shall disclose how and when the climate-related scenario analysis was carried out, including:
(i)   information about the inputs used, including:
    1)   which climate-related scenarios the issuer used for the analysis and the sources of such scenarios;
    2)   whether the analysis included a diverse range of climate-related scenarios;
    3)   whether the climate-related scenarios used for the analysis are associated with climate-related transition risks or climate-related physical risks;
    4)   whether the issuer used, among its scenarios, a climate-related scenario aligned with the latest international agreement on climate change;
    5)   why the issuer decided that its chosen climate-related scenarios are relevant to assessing its resilience to climate-related changes, developments or uncertainties;
    6)   time horizons the issuer used in the analysis; and
    7)   what scope of operations the issuer used in the analysis (for example, the operation, locations and business units used in the analysis);
(ii)   the key assumptions the issuer made in the analysis; and
(iii)   the reporting period in which the climate-related scenario analysis was carried out.
	6.1 Addressing Climate Change – Strategy Capabilities relief adopted for climate-related scenario analysis

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Part D: Climate-related Disclosures		Corresponding Section
Risk Management	27(a) An issuer shall disclose information about the processes and related policies it uses to identify, assess, prioritise and monitor climate-related risks, including information about: (i) the inputs and parameters the issuer uses (for example, information about data sources and the scope of operations covered in the processes); (ii) whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related risks; (iii) how the issuer assesses the nature, likelihood and magnitude of the effects of those risks (for example, whether the issuer considers qualitative factors, quantitative thresholds or other criteria); (iv) whether and how the issuer prioritises climate-related risks relative to other types of risks; (v) how the issuer monitors climate-related risks; and (vi) whether and how the issuer has changed the processes it uses compared with the previous reporting period	6.1 Addressing Climate Change – Risk Management
	27(b) An issuer shall disclose information about the processes the issuer uses to identify, assess, prioritise and monitor climate-related opportunities (including information about whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related opportunities);	
	27(c) An issuer shall disclose information about the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the issuer's overall risk management process.	

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Part D: Climate-related Disclosures		Corresponding Section
Metrics and Target	28 An issuer shall disclose its absolute gross greenhouse gas emissions generated during the reporting period, expressed as metric tons of CO$_2$ equivalent, classified as: (a) Scope 1 greenhouse gas emissions; (b) Scope 2 greenhouse gas emissions; and (c) Scope 3 greenhouse gas emissions.	Environmental Key Performance Indicators
	29 An issuer shall: (a) measure its greenhouse gas emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004) unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions; (b) disclose the approach it uses to measure its greenhouse gas emissions including: (i) the measurement approach, inputs and assumptions the issuer uses to measure its greenhouse gas emissions; (ii) the reason why the issuer has chosen the measurement approach, inputs and assumptions it uses to measure its greenhouse gas emissions; and (iii) any changes the issuer made to the measurement approach, inputs and assumptions during the reporting period and the reasons for those changes; (c) for Scope 2 greenhouse gas emissions disclosed in accordance with paragraph 28(b), disclose its location-based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer's Scope 2 greenhouse gas emissions; and (d) for Scope 3 greenhouse gas emissions disclosed in accordance with paragraph 28(c), disclose the categories included within the issuer's measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011)	Environmental Key Performance Indicators
	30 An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related transition risks.	Reasonable Information Relief Adopted
	31 An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related physical risks.	Reasonable Information Relief Adopted
	32 An issuer shall disclose the amount and percentage of assets or business activities aligned with climate-related opportunities.	Reasonable Information Relief Adopted

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Part D: Climate-related Disclosures		Corresponding Section
33	An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities.	
34	An issuer shall disclose: (a) an explanation of whether and how the issuer is applying a carbon price in decision-making (for example, investment decisions, transfer pricing, and scenario analysis); and (b) the price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions; or an appropriate negative statement that the issuer does not apply a carbon price in decision-making.	6.1 Addressing Climate Change – Metrics and Target
35	An issuer shall disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement. This may form part of the disclosure under paragraph 19(a)(iv).	
36	An issuer is encouraged to disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterise participation in an industry. In determining the industry-based metrics that the issuer discloses, an issuer is encouraged to refer to and consider the applicability of the industry-based metrics associated with disclosure topics described in the IFRS S2 Industry-based Guidance on implementing Climate-related Disclosures and other industry-based disclosure requirements prescribed under other international ESG reporting frameworks	
37	An issuer shall disclose (a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets. For each target, the issuer shall disclose: (a) the metric used to set the target; (b) the objective of the target (for example, mitigation, adaptation or conformance with science-based initiatives); (c) the part of the issuer to which the target applies (for example, whether the target applies to the issuer in its entirety or only a part of the issuer, such as a specific business unit or geographic region); (d) the period over which the target applies; (e) the base period from which progress is measured; (f) milestones or interim targets (if any); (g) if the target is quantitative, whether the target is an absolute target or an intensity target; and (h) how the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target.	6.1 Addressing Climate Change – Metrics and Target

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Part D: Climate-related Disclosures	Corresponding Section
38	An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target, including: (a) whether the target and the methodology for setting the target has been validated by a third party; (b) the issuer's processes for reviewing the target; (c) the metrics used to monitor progress towards reaching the target; and (d) any revisions to the target and an explanation for those revisions	
39	An issuer shall disclose information about its performance against each climate-related target and an analysis of trends or changes in the issuer's performance.	
40	For each greenhouse gas emissions target disclosed in accordance with paragraphs 37 to 39, an issuer shall disclose: (a) which greenhouse gases are covered by the target; (b) whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target; (c) whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target; (d) whether the target was derived using a sectoral decarbonisation approach; and (e) the issuer's planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target. In explaining its planned use of carbon credits, the issuer shall disclose: (i) the extent to which, and how, achieving any net greenhouse gas emissions target relies on the use of carbon credits; (ii) which third-party scheme(s) will verify or certify the carbon credits; (iii) the type of carbon credit, including whether the underlying offset will be nature-based or based on technological carbon removals, and whether the underlying offset is achieved through carbon reduction or removal; and (iv) any other factors necessary to enable an understanding of the credibility and integrity of the carbon credits the issuer plans to use (for example, assumptions regarding the permanence of the carbon offset).	6.1 Addressing Climate Change – Metrics and Target
41	In preparing disclosures to meet the requirements in paragraphs 21 to 26 and 37 to 38, an issuer shall refer to and consider the applicability of cross-industry metrics (see paragraphs 28 to 35) and (ii) industry-based metrics (see paragraph 36).	

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